                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-14639



                                3,000,000 SHARES


                                    [LOGO]

                                  COMMON STOCK

                               ------------------


     Of the 3,000,000 shares of Common Stock offered hereby, 1,000,000 shares are being sold by SIPEX Corporation ("Sipex" or the "Company") and 2,000,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SIPX." On October 30, 1996, the last reported sale price of the Company's Common Stock was $26.50 per share.

                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               ------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                               PRICE          UNDERWRITING        PROCEEDS        PROCEEDS TO
                                 TO          DISCOUNTS AND           TO             SELLING
                               PUBLIC         COMMISSIONS        COMPANY(1)       SHAREHOLDERS
-------------------------------------------------------------------------------------------------
Per Share...............       $24.00            $1.23             $22.77            $22.77
-------------------------------------------------------------------------------------------------
Total(2)................    $72,000,000        $3,690,000       $22,770,000       $45,540,000
=================================================================================================


(1) Before deducting expenses of the offering estimated at $450,000, all of which are payable by the Company.


(2) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $82,800,000, $4,243,500 and $33,016,500, respectively. See
    "Underwriting."

                               ------------------


     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about November 5, 1996.


ALEX. BROWN & SONS
  INCORPORATED

                              UBS SECURITIES

                                                    ADAMS, HARKNESS & HILL, INC.


                THE DATE OF THIS PROSPECTUS IS OCTOBER 31, 1996.

                            [PICTURES AND CAPTIONS]

[Graphics depicting different Sipex product applications and applicable Sipex products as applied to file servers, frame relay switches, printers, CSU/DSUs, PC/Workstations and Fax/Modems.]

     Sipex and the Sipex logo are trademarks of the Company. Indiglo is a registered trademark of Indiglo Corporation, a subsidiary of Timex Corporation. This Prospectus also includes trade names, trademarks and registered trademarks of companies other than Sipex.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only expectations and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated in such forward-looking statements. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Sipex designs, manufactures, markets and sells innovative, high performance, high value-added analog integrated circuits. The analog semiconductor market has been reported by industry sources to represent approximately $16.6 billion in sales in 1995, an increase of approximately 23% over 1994. Industry sources project growth rates for this market of 13% to 17% over the next five years, to greater than $30 billion in sales in the year 2000. The growth in this market is being driven by the increasing demand for microprocessor-based electronic equipment including telecommunications and data communications networks such as LANs and WANs, personal computers, consumer electronics and scientific instrumentation. While the Company designs, manufactures, markets and sells products across these broad, high-growth markets, it has currently targeted three high-growth sectors that it believes are especially compatible with its design and process capabilities -- data communications and telecommunications, battery powered/portable products and industrial controls/instrumentation.

     The Company's strategy is to develop long-term partnering relationships with leaders in targeted market sectors. This enables the Company to identify applications and to provide innovative, cost-effective solutions to meet customers' needs over the life cycles of their products. Having identified and met the specific needs of market leaders with innovative analog solutions, the Company is then able to migrate these solutions into standard products that meet the needs of a wide variety of market participants. Sipex serves the broad analog signal processing market and its target market sectors with three primary product lines -- interface circuits, low power application-specific analog circuits and data converters. The Company utilizes multiple process technologies to manufacture these circuits.

     In addition to and complementing its strategy of teaming with market leaders, the Company offers a broad base of manufacturing process technologies through its own foundry and third-party semiconductor foundries. This enables the Company to design products for its customers utilizing the optimum process technology for each application. By combining creative design techniques with a broad base of process technologies, the Company can develop innovative, high performance analog circuits that support its customers' requirements. The Company has also focused on leveraging its specialized dielectrically isolated BiCMOS technology, which the Company believes is particularly well-suited to the low power, low voltage requirements of battery powered/portable products.

     In 1990, the Company began a transition from a supplier of analog hybrid products and integrated circuits for military applications to a supplier of analog integrated circuits for commercial applications. The Company's net sales of commercial products has grown from $9.4 million in 1991 to $24.0 million in 1995 and accounted for $24.2 million in the nine months ended September 28, 1996, representing 34.6%, 80.1% and 89.0% of total net sales, respectively. The Company believes that the percentage of its net sales represented by sales of commercial products will continue to increase in the future.

     The Company sells its products to OEM customers either directly through its direct sales force or with the assistance of a network of independent sales representatives, or indirectly through independent distributors. The Company's products have been incorporated into a broad range of electronic systems and products by more than 2,400 customers worldwide. In 1995 and the nine months ended September 28, 1996, international sales represented 35.4% and 34.2%, respectively, of the Company's net sales. The Company's customers, none of which accounted for more than ten percent of net sales in 1995 or in the nine months ended September 28, 1996, include Digital Equipment Corporation, Hewlett-Packard Co.,

Motorola, Inc., Philips N.V., Siemens Corporation and Silicon Graphics Inc. in the data communications/telecommunications markets; Federal Express Corp., Texas Instruments Incorporated, Timex Corporation and Dassault Aviation S.A. in the low power analog application areas; and Andover Controls Corp., LTX Corporation and Honeywell Inc. in the industrial controls market.

     Sipex was incorporated in Massachusetts in May 1965 under the name Hybrid Systems Inc. In 1987, the Company changed its name to SIPEX Corporation. The Company's executive offices are located at 22 Linnell Circle, Billerica, Massachusetts 01821, and its telephone number is (508) 667-8700.

                                  THE OFFERING

Common Stock offered by the Company..............  1,000,000 shares
Common Stock offered by the Selling
  Shareholders...................................  2,000,000 shares
Common Stock to be outstanding after the
  offering.......................................  7,980,846 shares(1)
Use of proceeds..................................  For working capital and other general corporate purposes.
Nasdaq National Market symbol....................  SIPX

---------------
(1) Based upon the number of shares of Common Stock outstanding as of September 28, 1996. Excludes 867,009 shares of Common Stock issuable upon the exercise of options outstanding on that date at a weighted average exercise price of $3.49 per share, of which options to purchase 233,831 shares were then exercisable. See "Management -- Stock Plans."

--------------------------------------------------------------------------------

                                         SUMMARY CONSOLIDATED FINANCIAL DATA
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                 -----------------------------
                                  ---------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 28,
                                   1991       1992       1993       1994       1995         1995            1996
                                  -------    -------    -------    -------    -------   -------------   -------------
STATEMENT OF OPERATIONS DATA:
Net sales:
  Commercial products...........  $ 9,414    $11,101    $11,899    $13,958    $24,008      $16,922         $24,180
  Products with military
    applications................   17,763     17,530     15,634      8,865      5,971        4,991           2,989
                                  -------    -------    -------    -------    -------      -------         -------

    Total.......................   27,177     28,631     27,533     22,823     29,979       21,913          27,169
Gross profit....................    1,130      4,667      5,148      4,592     10,900        7,859          11,333
Income (loss) from operations...   (7,290)    (3,502)    (3,340)    (4,340)      (970)      (1,473)          3,017
Net income (loss)...............   (7,998)    (4,136)    (3,721)    (4,709)    (1,802)      (2,034)          2,606
Net income (loss) per common and
  common equivalent share(1)....  $ (1.69)   $ (0.87)   $ (0.78)   $ (0.99)   $ (0.38)     $ (0.43)        $  0.38
Weighted average common stock
  and common stock equivalents
  outstanding...................    4,746      4,758      4,758      4,758      4,760        4,754           6,862


                                                                           SEPTEMBER 28, 1996
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(2)
                                                                        -------   --------------
BALANCE SHEET DATA:
Working capital.......................................................  $15,909        38,229
Total assets..........................................................   23,731        46,051
Long-term debt, net of current portion................................       78            78
Shareholders' equity..................................................   18,997        41,317

---------------
(1) Calculated on the basis described in Note 1 of Notes to Consolidated Financial Statements.


(2) Adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock offered hereby at the public offering price of $24.00 per share and the application of the estimated net proceeds therefrom at the closing of this offering after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."


     Except as otherwise noted, all information contained in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option; and (ii) reflects a four into one reverse stock split of the Company's Common Stock effective on February 12, 1996. See "Description of Capital Stock," "Underwriting" and Note 7 of Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

     History of Operating Losses; Accumulated Deficit. The Company has not been profitable in any of its last five fiscal years. As of September 28, 1996, the Company had an accumulated deficit of $45.0 million. For 1994 and 1995, the Company incurred net losses of approximately $4.7 million and $1.8 million, respectively, although the Company was profitable in the third and fourth quarters of 1995 and each of the first three quarters of 1996. There can be no assurance that the Company will achieve or maintain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.

     Potential Fluctuations in Operating Results. The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales and profitability from period to period, including competitive pressures on selling prices; the timing and cancellation of customer orders; availability of foundry capacity and raw materials; fluctuations in yields; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; introduction of products and technologies by the Company's competitors; market acceptance of the Company's and its customers' products; the level of orders received which can be shipped in a quarter; the timing of investments in research and development, including tooling expenses associated with product development, process improvements and production; and the cyclical nature of the semiconductor industry. Sudden shortages of raw materials or production capacity constraints can lead producers to allocate available supplies or capacity to customers with resources greater than those of the Company, which could impair the Company's ability to meet its production obligations. Historically, average selling prices in the semiconductor industry have decreased over the life of a product, and as a result, the average selling prices of the Company's products may be subject to pricing pressures in the future. The Company's business is characterized by short-term orders and shipment schedules, and the Company generally permits orders to be canceled or rescheduled without significant penalty to the customer. Due to the absence of substantial noncancellable backlog, the Company typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Because the Company is continuing to increase its operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels, operating results would be adversely affected if increased sales are not achieved. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls. From time to time, in response to anticipated long lead times to obtain inventory and materials from its foundries, the Company may order in advance of anticipated customer demand, which might result in excess inventory levels if expected orders fail to materialize or other factors render the customer's product less marketable. As a result of the foregoing or other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect its business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

     Historically, the Company has also experienced quarterly fluctuations in net sales and gross profit, principally arising from the amount and timing of orders of products for military applications. These sales generally resulted in lower gross margins than sales of commercial products. The Company anticipates a continuing decline in sales of products for military applications as part of its transition from a supplier of products with military applications to a supplier of commercial products. Should sales of these products decline more rapidly than the Company anticipates in the near future, such decline could have the effect of causing further fluctuations in quarterly or annual operating results. See "Risk Factors -- Declining Sales for Military Applications" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Outside Third-Party Foundries. The Company's bipolar complementary metal oxide semiconductor ("BiCMOS") and complementary metal oxide semiconductor ("CMOS") products, which collectively represented approximately 26%, 39% and 44% of the Company's net sales in 1994, 1995 and the nine months ended September 28, 1996, respectively, are manufactured using fully processed semiconductor wafers supplied primarily by United Microelectronics Corporation in Taiwan, and Orbit Semiconductor, Inc. and Calogic Corporation, each of which are located in California. The Company believes that it will remain dependent on third-party foundries in the future. There are certain significant risks associated with the Company's reliance on outside foundries, including the lack of assured fully processed wafer supply and control over delivery schedules, the unavailability of or delays in obtaining access to key process technologies and limited control over quality assurance, manufacturing yields and production costs. In addition, the manufacture of integrated circuits is a highly complex and technologically demanding process. Although the Company has undertaken to diversify its sources of fully processed semiconductor wafer supply and works closely with its outside foundries to minimize the likelihood of reduced manufacturing yields, the Company's third-party foundries have from time to time experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. There can be no assurance that the Company's outside foundries will not experience lower than expected manufacturing yields in the future, which could materially and adversely affect the Company's business, financial condition and operating results.

     The Company purchases fully processed semiconductor wafers from outside foundries pursuant to purchase orders and does not have a guaranteed level of production capacity at any of its foundries, although the Company has not experienced any capacity constraints to date. The Company provides the foundries with rolling forecasts of its production requirements; however, the ability of each foundry to provide wafers to the Company is limited by the foundry's available capacity. Therefore, the Company's foundry suppliers could choose to prioritize capacity for other customers or uses or reduce or eliminate deliveries to the Company on short notice. Accordingly, there is no assurance that the Company's third-party foundries will allocate sufficient capacity to satisfy the Company's requirements. The Company has qualified, or is in the process of qualifying, a secondary source for each of its outside foundries. Notwithstanding the availability of secondary sources to the Company, any sudden reduction or elimination of any primary source or sources of fully processed wafers could result in a material delay in the shipment of the Company's products. There can be no assurance that material disruptions in supply will not occur in the future. In the event of any such disruption, if the Company's alternative manufacturing sources were unable quickly to produce fully processed wafers with acceptable manufacturing yields, the Company's business, financial condition and operating results would be materially and adversely affected. See "Business -- Manufacturing."

     Manufacturing Risks. The Company is subject to significant manufacturing risks. The Company utilizes its own wafer manufacturing facility to produce products utilizing the Company's dielectric isolation complementary bipolar processes. Approximately 27% and 25% of the Company's net sales came from such products in 1995 and the nine months ended September 28, 1996, respectively. The Company's business and results of operations would be materially and adversely affected if it were to experience any significant disruption in the operation of its facilities. The manufacturing processes utilized by the Company are highly complex and are continuously being modified in an effort to improve yields and product performance. Process changes can result in interruptions in production or significantly reduced yields. In addition, yields can be adversely affected by minute impurities in the environment or other problems that occur in the complex manufacturing process. Many of these problems are difficult to diagnose and time-consuming or expensive to remedy. From time to time, the Company has experienced yield variances. In particular, new process technologies or new products can be subject to especially wide variations in manufacturing yields and efficiency. There can be no assurance that the Company and its third-party foundries will not experience yield variances or other manufacturing problems that result in product introduction or delivery delays. Although previous fluctuations in yield variances have not materially affected the Company's business, financial condition or results of operations, there can be no assurance that future yield variances and resulting delays would not materially and adversely affect the

Company's business, financial condition and results of operations. The Company is also subject to the risks associated with the shortage of raw materials such as unprocessed wafers and packages used in the manufacture or assembly of the Company's products. See "Business -- Manufacturing."

     Dependence on New Products; Risk of Product Development Delays. The Company's success depends upon its ability to develop new semiconductor devices for existing and new markets, to introduce such products in a timely manner and to have such products selected for design into new products of its customers. The development of these new devices is highly complex and from time to time the Company has experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including accurate new product definition, timely completion and introduction of new product designs, availability of foundry capacity, achievement of manufacturing yields and market acceptance of the Company's and its customers' products. The Company's success also depends upon its ability to accurately specify and certify the conformance of its products to applicable standards and to develop its products in accordance with customer requirements. The Company's research and development efforts are directed primarily at designing new products and technologies. Currently, the Company's major development programs include expanding its proprietary product offerings of electroluminescent drivers and programmable dual and multi-mode transceivers, as well as simultaneously sampling analog-to-digital converters. There can be no assurance that the Company will be able to adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. Furthermore, there can be no assurance that the Company will be able to introduce new products in a timely and cost-effective manner or in sufficient quantities to meet customer demand or that such products will achieve market acceptance.

     The Company's new products are generally incorporated into a customer's products or systems at the design stage. However, customer decisions to use the Company's products, which can often require significant expenditures by the Company without any assurance of success, often precede the generation of volume sales, if any, by a year or more. Moreover, the value of any design win will largely depend upon the commercial success of the customer's product and on the extent to which the design of the customer's products accommodates components manufactured by the Company's competitors. There can be no assurance that the Company will continue to achieve design wins, that the products manufactured by the Company's customers will be introduced in a timely manner or that such systems will achieve market acceptance. The Company's or its customers' failure to develop and introduce new products successfully and in a timely manner could materially and adversely affect the Company's business, financial condition and operating results in future periods.

     Patents and Intellectual Property Claims. The Company's success depends in part on its ability to obtain patents and licenses and to preserve other intellectual property rights covering its products and development and testing tools. To that end, the Company has obtained certain domestic patents and intends to continue to seek patents on its inventions when appropriate. The process of seeking patent protection can be time consuming and expensive and there can be no assurance that patents will issue from currently pending or future applications or that the Company's existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to the Company. There can be no assurance that foreign intellectual property laws will protect the Company's intellectual property rights. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design around any patents issued to the Company. The Company may be subject to or may initiate interference proceedings in the patent office, which can demand significant financial and management resources. Although the Company is not aware of any pending or threatened patent litigation, from time to time, the Company may be notified that it is infringing certain patents and other intellectual property rights of others and the Company has been subject to such claims in the past. Litigation, which could result in substantial cost to and diversion of resources of the Company, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology. No assurance can be given that licenses will be obtainable on acceptable terms, or at all, or that damages for infringement will not be assessed or that litigation will not occur. The failure to obtain necessary licenses or other rights or litigation arising out of any such claims could have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Patents and Intellectual Property."

     Competition. The Company competes with several domestic semiconductor companies, most of which have substantially greater financial, technical, manufacturing, marketing, distribution and other resources and broader product lines than the Company. The Company also competes indirectly with the in-house design staffs of certain of its customers, which often provide alternative solutions to individual analog systems requirements. In addition, although foreign companies have not traditionally focused on the high performance analog market, a number of foreign companies have the financial and other resources to participate successfully in these markets, and there can be no assurance that they will not become formidable competitors in the future. The Company believes that its ability to compete successfully depends on a number of factors, including the breadth of its product line, the ability to develop and introduce new products rapidly, product innovation, product quality and reliability, product performance, price, technical service and support, adequacy of manufacturing quality and capacity and sources of raw materials, efficiency of production, delivery capabilities and protection of the Company's products by intellectual property laws. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition."

     International Sales. In 1993, 1994, 1995 and the nine months ended September 28, 1996, international sales accounted for approximately 24%, 26%, 35% and 34%, respectively, of the Company's net sales. The Company anticipates that international sales will continue to account for a significant percentage of its revenues. A significant portion of the Company's net sales will therefore be subject to risks associated with international sales, including unexpected changes in legal and regulatory requirements, changes in tariffs, exchange rates and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors or representatives, difficulties in staffing and managing international operations, difficulties in protecting the Company's intellectual property overseas, seasonality of sales and potentially adverse tax consequences. Although the Company's sales to date have been principally denominated in United States dollars, the value of the United States dollar in relation to foreign currencies may also adversely affect the Company's sales to international customers. To the extent that the Company expands its international operations or changes its pricing practices to denominate prices in foreign currencies, the Company will be exposed to increased risks of currency fluctuations. To date, the Company has not hedged the risks associated with fluctuations in exchange rates, but may undertake such transactions in the future. The Company currently does not have a policy relating to hedging. There can be no assurance that any hedging techniques implemented by the Company would be successful or that the Company's business, financial condition or results of operations would not be materially and adversely affected by exchange rate fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.

     Declining Sales for Military Applications. In 1994, 1995 and the nine months ended September 28, 1996, sales of products for military applications accounted for approximately 39%, 20% and 11% of the Company's net sales, respectively. The Company is not currently designing new products for the military market as the Company continues to focus its resources on its target commercial markets, and the Company expects sales of products for military applications to continue to decline in the future. If the decline in sales of these products is more rapid than the Company anticipates, then such decline could have a material adverse effect on the Company's business, financial condition and results of operations in the near future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Markets."

     The Semiconductor Industry. The semiconductor industry has been highly cyclical and is subject to significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production over-capacity. The Company may experience substantial period-to-period fluctuations in future operating results due to general semiconductor industry conditions and overall economic conditions.

     Dependence on Key Personnel. The Company's success depends to a significant extent upon the continued service of its executive officers and other key management and technical personnel, and on its ability to continue to attract, retain and motivate qualified personnel, such as experienced analog circuit designers. The competition for such employees is intense. Although the Company has entered into employment agreements with each of its executive officers, which contain limited covenants not to compete with Sipex, and has also entered into agreements with its other key personnel containing limited covenants not to compete with Sipex, there can be no assurance that the Company will be able to retain its executive officers and other key personnel. The loss of the services of one or more of the Company's design engineers, executive officers or other key personnel or the Company's inability to recruit replacements for such personnel or to otherwise attract, retain and motivate qualified personnel could have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Employees" and "Management."

     Management of Growth. Due to the level of technical and marketing expertise necessary to support its existing and new customers, the Company must attract highly qualified and well-trained personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may become increasingly difficult for the Company to hire such personnel. Future expansion by the Company may also significantly strain the Company's management, manufacturing, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support the Company's operations. Failure to manage the Company's growth properly could have a material adverse effect on the Company's business, financial condition and operating results.

     Rapid Technological Change. The markets for the Company's products are characterized by rapid technological change and frequent new product introductions. There can be no assurance that the Company's analog products or the process technologies utilized by the Company will not become obsolete. In addition, as digital integrated circuits have become faster and their processing capacity has expanded, digital circuits have increasingly been used to perform functions in electronic systems that were previously performed with analog technologies. There can be no assurance that further advances in digital processing power will not eventually supplant analog technologies in those new applications, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Environmental Regulation. The Company is subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Although the Company believes that its activities conform to presently applicable environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. Increasing public attention has been focused on the environmental impact of semiconductor manufacturing operations, and there can be no assurance that regulatory changes or changes in regulatory interpretation or enforcement will not render compliance more difficult and costly. Any failure of the Company to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject it to significant future liabilities. In addition, although the Company believes that its past operations conformed with then applicable environmental laws and regulations, there can be no assurance that the Company has not in the past violated applicable laws or regulations, which violations could result in remediation or other liabilities, or that past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will not result in remediation or other liabilities under current or future environmental laws or regulations.

     The Company and approximately sixty other potentially responsible parties ("PRPs") received a Notice of Potential Liability from the United States Environmental Protection Agency in June 1993 concerning the Shaffer Landfill Operable Unit of the Iron Horse Park Superfund Site (the "Site") located in Billerica, Massachusetts. In January 1995, federal and Massachusetts governmental authorities filed suit against ten of the PRPs, alleging responsibility for remediation and other costs. The ten PRPs named in the lawsuit, together with a number of other PRPs not named, but not currently including the Company, have been engaged in settlement discussions with such authorities. If the PRP group and the governmental agencies reach a negotiated settlement regarding the clean-up of the Site, there is no assurance that the Company would join such a settlement. The Company believes that it has strong defenses to liability; however, there can be no assurance that the Company will not be pursued with respect to alleged liability for contamination of the Site. The Company anticipates that it would vigorously defend against any such claims. There can be no assurance, however, that any such defenses of any such claims would be successful. See
"Business -- Manufacturing."

     Benefits of the Offering to Existing Shareholders; Control by Tractebel S.A. Tractebel S.A., together with Telfin S.A., its wholly-owned subsidiary, beneficially owns 3,928,986 shares of Common Stock or 56.3% of the Common Stock outstanding prior to this offering. Tractebel S.A. and Telfin S.A. are selling an aggregate of 2,000,000 shares of Common Stock in this offering. Upon the closing of this offering, Tractebel S.A. will beneficially own approximately 24.2% of the outstanding Common Stock (22.9% if the Underwriters' over-allotment option is exercised in full). Accordingly, Tractebel S.A. will have voting power to influence the outcome of matters (including the election of a majority of the Board of Directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the shareholders for approval and also will have influence over the management and affairs of the Company. As a result of such influence, certain transactions may be difficult to effect without the approval of Tractebel S.A. These transactions include proxy contests, mergers involving the Company, tender offers, open-market purchase programs or other purchases of Common Stock that could give shareholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock -- Massachusetts Law and Certain Provisions of the Company's Restated Articles of Organization and Restated By-Laws; Anti-Takeover Effects."

     Stock Price Volatility. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the semiconductor manufacturing and electronics markets, changes in earnings estimates by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock" and "Underwriting."


     Dilution. The public offering price is substantially higher than the book value per share of the currently outstanding Common Stock. Investors purchasing shares of Common Stock in this offering will therefore suffer immediate and substantial dilution of $18.08 per share in the net tangible book value of the Common Stock from the public offering price of $24.00 per share. See "Dilution."


     Anti-Takeover Effect of Certain Charter and Restated By-Law
Provisions. The Company's Restated Articles of Organization and Restated By-Laws contain provisions that may make it more difficult for a third-party to acquire, or may discourage acquisition bids for, the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be materially and adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future, including preferential rights with respect to voting, payment of dividends or distributions upon liquidation. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or discouraging a third-party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. Finally, the Company's Restated By-Laws contain an election by the Company not to be governed by the Massachusetts Control Share Acquisition statute. In general, this statute provides that any stockholder of a corporation subject to this statute who acquires beneficial ownership of 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the holders of a majority of the capital stock (excluding the interested shares) of a corporation so authorize. If the Board of Directors were to amend the Company's Restated By-Laws to permit the Company to be governed by this statute, the price that certain investors may be willing to pay for the Company's Common Stock may be limited. See "Description of Capital Stock -- Massachusetts Law and Certain Provisions of the Company's Restated Articles of Organization and Restated By-Laws; Anti-Takeover Effects."


     Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market following the offering (pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") or otherwise), as well as the issuance of shares upon exercise of employee stock options, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. The Company and all of its executive officers and directors, who will hold in the aggregate 21,500 shares of Common Stock and exercisable options to purchase 181,495 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Alex. Brown & Sons Incorporated, offer, sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of the offering, except, with respect to the Company, (i) shares of Common Stock issued pursuant to the exercise of outstanding options and (ii) options granted to its employees, officers and directors under its existing employee stock option plans so long as none of such options become exercisable during said 90 day period. Tractebel S.A. will hold 1,928,986 shares of Common Stock after the offering, and has agreed that it will not, without the prior written consent of Alex. Brown & Sons Incorporated, offer, sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of this offering. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company hereby are estimated to be $22,320,000 ($32,566,500 if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."


     The Company intends to use the net proceeds of this offering primarily for working capital and other general corporate purposes, including potential acquisitions. The Company may in the future use a portion of the net proceeds to make acquisitions of businesses, products or technologies intended to broaden the Company's current product offerings, although there can be no assurance that any such acquisition will be made. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transaction. The amounts actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the progress of the Company's product development efforts. Pending the uses described above, the net proceeds will be invested in short-term, interest-bearing, investment-grade instruments.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of the Company has been included for quotation on the Nasdaq National Market under the symbol "SIPX" since the Company's initial public offering of Common Stock on April 2, 1996. Prior to that time, there was no public market for the Common Stock. The following tables set forth the high and low closing prices for the Common Stock for the periods indicated as reported by the Nasdaq National Market:


                                                                              HIGH        LOW
                                                                             ------      ------
1996:
     Second Quarter (commencing April 2, 1996)............................   $21.50      $10.75

     Third Quarter........................................................   $24.25      $13.50

     Fourth Quarter (commencing October 1, 1996 through October 30,
      1996)...............................................................   $27.50      $20.75



     On October 30, 1996, the last reported sale price was $26.50 per share. As of October 1, 1996, there were 107 holders of record of the Company's Common Stock. The Company believes that there are more than 300 beneficial owners of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all of its earnings to finance future growth and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth as of September 28, 1996 (i) the actual capitalization of the Company, and (ii) the actual capitalization of the Company as adjusted to reflect the issuance and sale by the Company of the 1,000,000 shares of Common Stock offered hereby after deducting underwriting discounts and commissions and estimated offering expenses, and receipt of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.



                                                                        SEPTEMBER 28, 1996
                                                                    ---------------------------
                                                                     ACTUAL        AS ADJUSTED
                                                                    -------      --------------
                                                                          (IN THOUSANDS)
Current portion of long-term debt.................................  $    201         $    201
                                                                    ========         ========
Long-term debt, less current portion..............................        78               78
Shareholders' equity:
  Preferred Stock, $.01 par value, 1,000,000 shares authorized, no
     shares issued or outstanding.................................        --               --
  Common Stock, $.01 par value, 40,000,000 shares authorized,
     6,980,846 shares issued and outstanding (actual); 7,980,846
     shares issued and outstanding (as adjusted)(1)...............        70               80
Additional paid-in capital........................................    63,734           86,044
Accumulated deficit...............................................   (44,975)         (44,975)
Cumulative translation adjustment.................................       168              168
                                                                    --------         --------
  Total shareholders' equity......................................    18,997           41,317
                                                                    --------         --------
          Total capitalization....................................  $ 19,075         $ 41,395
                                                                    ========         ========


---------------
(1) Excludes 867,009 shares of Common Stock issuable upon exercise of options outstanding as of September 28, 1996 at a weighted average exercise price of $3.49 per share, of which options to purchase 233,831 shares were then exercisable. See "Management -- Stock Plans" and Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION


     The net tangible book value of the Company's Common Stock as of September
28, 1996 was $19.0 million, or $2.72 per share. Net tangible book value per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by 6,980,846 shares of Common Stock deemed outstanding as of September 28, 1996. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale of 1,000,000 shares of Common
Stock offered by the Company hereby and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of September 28, 1996 would have been $41.3 million or $5.92 per share. This represents an immediate increase in pro forma net tangible book value of $3.20 per share to existing shareholders and an immediate dilution in net tangible book value of $18.08 per share to purchasers of Common Stock in this offering, as illustrated in the following table:



    Public offering price per share....................................            $24.00

      Net tangible book value per share at September 28, 1996..........  $2.72

      Increase per share attributable to new investors.................   3.20
                                                                         -----
    Pro forma net tangible book value per share after this offering....              5.92
                                                                                   ------
    Net tangible book value dilution per share to new investors........            $18.08
                                                                                   ======


     As of September 28, 1996, there were 867,009 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $3.49 per share, of which options to purchase 233,831 shares were then exercisable. To the extent these options are exercised, there will be further dilution to new investors. See "Management -- Stock Plans" and Note 7 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The Consolidated Balance Sheet Data at December 31, 1995 and the Consolidated Statement of Operations Data for the year ended December 31, 1995 have been derived from the Consolidated Financial Statements for such year, which have been audited by KPMG Peat Marwick LLP, independent auditors. The Consolidated Balance Sheet Data as of December 31, 1991, 1992 and 1993 and the Consolidated Statements of Operations Data for each of the two years in the period ended December 31, 1992 are derived from the Company's Consolidated Financial Statements for such years, which are not included herein, all of which have been audited by Ernst & Young LLP, independent auditors. The Consolidated Statements of Operations Data for the year ended December 31, 1993 are derived from the Consolidated Statements of Operations for such year which has been audited by Ernst & Young LLP, independent auditors, whose report appears elsewhere herein. The Consolidated Balance Sheet Data at December 31, 1994 and Consolidated Statements of Operations Data for the year then ended are derived from the Consolidated Financial Statements of the Company which are included elsewhere herein and have been audited by Ernst & Young LLP, independent auditors. Ernst & Young LLP's report on the Consolidated Financial Statements for the year ended December 31, 1994, which appears elsewhere herein, contains an explanatory paragraph regarding the Company's ability to continue as a going concern as described in
Note 1 of Notes to Consolidated Financial Statements. The Consolidated Balance Sheet Data as of September 28, 1996 and the Consolidated Statement of Operations Data for each of the nine months ended September 30, 1995 and September 28, 1996 have been derived from unaudited Consolidated Financial Statements included elsewhere in this Prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the periods presented. Results for the nine months ended September 28, 1996 are not necessarily indicative of the results to be expected for the full year.

                                                                                              NINE MONTHS ENDED
                                                                                         ---------------------------
                                                 YEAR ENDED DECEMBER 31,                  SEPTEMBER
                                   ---------------------------------------------------       30,        SEPEMBER 28,
                                    1991       1992       1993       1994       1995         1995           1996
                                   -------    -------    -------    -------    -------   ------------   ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales:
     Commercial products.........  $ 9,414    $11,101    $11,899    $13,958    $24,008     $ 16,922       $ 24,180
     Products with military
       applications..............  17,763..    17,530     15,634      8,865      5,971        4,991          2,989
                                   -------    -------    -------    -------    -------     --------       --------
       Total.....................   27,177     28,631     27,533     22,823     29,979       21,913         27,169
                                   -------    -------    -------    -------    -------     --------       --------
Cost of sales....................   26,047     23,964     22,385     18,231     19,079       14,054         15,836
                                   -------    -------    -------    -------    -------     --------       --------
     Gross profit................    1,130      4,667      5,148      4,592     10,900        7,859         11,333
Operating expenses:
     Research and development....    1,865      2,077      2,357      2,960      4,399        3,316          3,439
     Marketing and selling.......    4,657      4,139      4,174      4,078      4,245        3,194          3,349
     General and
       administrative............    1,898      1,953      1,957      1,894      1,906        1,502          1,528
     Write-off of intangible
       assets....................       --         --         --         --      1,320        1,320             --
                                   -------    -------    -------    -------    -------     --------       --------
       Total operating
          expenses...............    8,420      8,169      8,488      8,932     11,870        9,332          8,316
                                   -------    -------    -------    -------    -------     --------       --------
Income (loss) from operations....   (7,290)    (3,502)    (3,340)    (4,340)      (970)      (1,473)         3,017
Other expense, net...............     (563)      (760)      (369)      (462)      (805)        (544)          (327)
                                   -------    -------    -------    -------    -------     --------       --------
Income (loss) before income
  taxes..........................   (7,853)    (4,262)    (3,709)    (4,802)    (1,775)      (2,017)         2,690
Income tax expense (benefit).....      145       (126)        12        (93)        27           17             84
                                   -------    -------    -------    -------    -------     --------       --------
     Net income (loss)...........  $(7,998)   $(4,136)   $(3,721)   $(4,709)   $(1,802)    $ (2,034)      $  2,606
                                   =======    =======    =======    =======    =======     ========       ========
Net income (loss) per common and
  common equivalent share(1).....  $ (1.69)   $ (0.87)   $ (0.78)   $ (0.99)   $ (0.38)    $  (0.43)      $   0.38
                                   =======    =======    =======    =======    =======     ========       ========
Weighted average common stock and
  common stock equivalents
  outstanding....................    4,746      4,758      4,758      4,758      4,760        4,754          6,862
                                   =======    =======    =======    =======    =======     ========       ========

                                                      DECEMBER 31,                                       SEPTEMBER
                                   ---------------------------------------------------                      28,
                                    1991       1992       1993       1994       1995                        1996
                                   -------    -------    -------    -------    -------                  ------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..................  $12,033    $ 9,908    $ 7,115    $ 5,942    $ 7,307                    $ 15,909
Total assets.....................   23,558     19,771     14,590     13,360     15,870                      23,731
Long-term debt, net of current
  portion........................       --         --        161        213        220                          78
Long-term debt to affiliates.....   12,500     12,400      6,600      9,400     11,710                          --
Total shareholders' equity
  (deficit)......................    7,640      3,382      4,726        (67)    (1,884)                     18,997

---------------

(1) Calculated on the basis described in Note 1 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion provides an analysis of the Company's financial condition and results of operations and should be read in conjunction with the "Selected Consolidated Financial Data" and the Notes thereto and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains trend analysis and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus, particularly under the caption "Risk Factors."

OVERVIEW

     The Company was organized and commenced operations in 1965. Between 1965 and 1988, the Company developed, manufactured and marketed standard and semi-custom analog-to-digital and digital-to-analog products utilizing hybrid technology, primarily for the military market. Hybrid products are multi-chip circuits consisting of two or more integrated circuits and other components connected together on a substrate in a single package. In 1988, the Company acquired substantially all of the assets of Barvon BiCMOS Technology, Inc., which designed and marketed custom and standard monolithic products for the commercial markets. In 1989, the Company ceased designing new standard hybrid products, although the Company continues to serve the military markets with existing hybrid products. The Company expects revenue from the military and hybrid products to continue to decline in the future.

     During 1990, in response to declining orders of products with military applications, the Company developed a strategy to transition from a supplier of products with military applications to a supplier of commercial products. To implement this strategy, from 1990 through 1995 the Company increased its research and development expenses in order to develop new commercial products. The Company also realigned its marketing and selling expenses during this period by increasing staff and promotional expenses as management focused efforts on the marketing and sales of the Company's commercial products while decreasing certain sales efforts relating to products with military applications. From 1990 through 1994, the Company incurred substantial losses as it continued to invest in new products for commercial applications and sales of products with military applications declined more rapidly than the Company anticipated. The Company believes that the percentage of its net sales represented by sales of commercial products will continue to increase in the future. The tables below present the Company's net sales of commercial products and products with military applications and net sales of such products as a percentage of total net sales for the periods indicated:

                                                                                                      NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                  ------------------------------
                                         ---------------------------------------------------    SEPTEMBER 30,    SEPTEMBER 28,
                                          1991       1992       1993       1994       1995          1995             1996
                                         -------    -------    -------    -------    -------    -------------    -------------
                                                                            (IN THOUSANDS)
Net Sales:
  Commercial products.................   $ 9,414    $11,101    $11,899    $13,958    $24,008       $16,922          $24,180
  Products with military
    applications......................    17,763     17,530     15,634      8,865      5,971         4,991            2,989
                                         -------    -------    -------    -------    -------       -------          -------
        Total.........................   $27,177    $28,631    $27,533    $22,823    $29,979       $21,913          $27,169
                                         =======    =======    =======    =======    =======       =======          =======

                                                                                                      NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                  ------------------------------
                                         ---------------------------------------------------    SEPTEMBER 30,    SEPTEMBER 28,
                                          1991       1992       1993       1994       1995          1995             1996
                                         -------    -------    -------    -------    -------    -------------    -------------
Percentage of Net Sales:
  Commercial products.................      34.6%      38.8%      43.2%      61.2%      80.1%         77.2%            89.0%
  Products with military
    applications......................      65.4       61.2       56.8       38.8       19.9          22.8             11.0
                                           -----      -----      -----      -----      -----         -----            -----
        Total.........................     100.0%     100.0%     100.0%     100.0%     100.0%        100.0%           100.0%
                                           =====      =====      =====      =====      =====         =====            =====

RESULTS OF OPERATIONS

     For the periods indicated, the following table sets forth the percentage of net sales represented by the respective line items in the Company's consolidated statements of operations.

                                                                         NINE MONTHS ENDED
                                                                   ------------------------------
                                      YEAR ENDED DECEMBER 31,       SEPTEMBER
                                     -------------------------         30,          SEPTEMBER 28,
                                     1993      1994      1995          1995             1996
                                     -----     -----     -----     ------------     -------------
Net sales..........................  100.0%    100.0%    100.0%        100.0%           100.0%
Cost of sales......................   81.3      79.9      63.6          64.1             58.3
                                     -----     -----     -----         -----            -----
Gross profit.......................   18.7      20.1      36.4          35.9             41.7
Operating expenses:
  Research and development.........    8.6      13.0      14.7          15.1             12.7
  Marketing and selling............   15.2      17.9      14.2          14.6             12.3
  General and administrative.......    7.1       8.3       6.3           6.8              5.6
  Write-off of intangible assets...   --        --         4.4           6.1           --
                                     -----     -----     -----         -----            -----
Total operating expenses...........   30.9      39.2      39.6          42.6             30.6
                                     -----     -----     -----         -----            -----
Income (loss) from operations......  (12.2)    (19.1)     (3.2)         (6.7)            11.1
Other expense, net.................   (1.3)     (2.0)     (2.7)         (2.5)            (1.2)
                                     -----     -----     -----         -----            -----
Income (loss) before income
  taxes............................  (13.5)    (21.1)     (5.9)         (9.2)             9.9
Income tax expense (benefit).......    0.1      (0.4)      0.1           0.1              0.3
                                     -----     -----     -----         -----            -----
Net income (loss)..................  (13.6)%   (20.7)%    (6.0)%        (9.3)%            9.6%
                                     =====     =====     =====         =====            =====

  Nine Months Ended September 28, 1996 compared to Nine Months Ended September 30, 1995

     Net Sales. The Company derives its revenues principally from product sales. Net sales increased 24.0% to $27.2 million in the nine months ended September 28, 1996 from $21.9 million in the nine months ended September 30, 1995. The increase in net sales was due primarily to higher unit sales resulting from increased market acceptance of the Company's proprietary standard and application specific products both domestically and internationally.

     Gross Profit. The Company's cost of sales consists primarily of costs associated with the manufacture and delivery of the Company's products from its production facilities, as well as the Company's sub-contract wafer fab and assembly contractors. Gross profit as a percentage of net sales, or gross margin, increased to 41.7% in the nine months ended September 28, 1996 from 35.9% for the nine months ended September 30, 1995. The increase in gross profit resulted primarily from the absorption of certain fixed costs over the increased sales volume and from increased market acceptance of the Company's proprietary standard and application specific products.

     Research and Development. Research and development expenses consist primarily of salaries and benefits of employees involved in product development and fees for product development services provided by consultants. Research and development expenses increased 3.7% to $3.4 million in the nine months ended September 28, 1996 from $3.3 million in the nine months ended September 30, 1995 and decreased as a percentage of net sales in the nine months ended September 28, 1996 to 12.7% from 15.1% for the nine months ended September 30, 1995. The increase in these expenses was due to salary and other expenses relating to the hiring of additional engineering personnel, outside consulting fees, and additional mask set expense. The Company expects research and development expenses to increase in absolute terms in the near future.

     Marketing and Selling. Marketing and selling expenses consist principally of salaries, commissions, travel expenses of direct sales and marketing personnel and costs associated with marketing and advertising programs. Marketing and selling expenses increased 4.9% to $3.3 million in the nine months ended September 28, 1996 from $3.2 million in the nine months ended September 30, 1995 and decreased as a percentage of net sales to 12.3% in the nine months ended September 28, 1996 from 14.6% for the nine months ended September 30, 1995. The increase in absolute terms was primarily due to higher costs associated with commissions, marketing and advertising programs.

     General and Administrative. General and administrative expenses consist primarily of personnel costs for administration, finance, human resource and general management, including legal and auditing expenses. General and administrative expenses remained essentially constant at $1.5 million in the nine months ended September 28, 1996 as compared to the nine months ended September 30, 1995 and decreased as a percentage of net sales to 5.6% in the nine months ended September 28, 1996 from 6.8% for the nine months ended September 30, 1995.

     Write-off of Intangible Assets. As a result of the acquisition of certain businesses involved in the development and design of custom and standard products with military applications, the Company had intangible assets of $1.4 million as of December 31, 1994 which were being amortized on a straight line basis over ten years. In 1995, the Company wrote-off the unamortized balance of these intangible assets as a result of the Company's increased focus on commercial products and review of actual and expected revenues and cash flows from specific military products related to the acquired technology.

     Other Expense, Net. Other expense, net, consists primarily of interest on outstanding subordinated indebtedness to affiliates and borrowings under the Company's bank credit facility. The decrease in the nine months ended September 28, 1996 to $327,000 from $544,000 for the nine months ended September 30, 1995 was due primarily to the retirement of the Company's revolving line of credit and subordinated notes to affiliates, and interest income earned on the remaining proceeds from the Company's April 1996 initial public offering.

     Income Tax Expense. The Company recorded income tax expense of $84,000 for the nine months ended September 28, 1996, an effective rate of 3.1%. This amount differed from the statutory rate of 34.0% due to the Company's partial utilization of its net operating loss carryforwards.

  Year Ended December 31, 1995 compared to Year Ended December 31, 1994

     Net Sales. Net sales increased 31.4% to $30.0 million in 1995 from $22.8 million in 1994. The increase in net sales was principally due to the growing acceptance of the Company's proprietary interface and low power commercial products. Commercial product sales increased 72.0% to $24.0 million in 1995 compared to $14.0 million in 1994, while sales of products with military applications decreased 32.6% to $6.0 million in 1995 compared to $8.9 million in 1994.

     Gross Profit. Gross profit as a percentage of net sales increased to 36.4% in 1995 from 20.1% in 1994. The increase in gross profit resulted primarily from an increase in higher margin sales of commercial products, in particular proprietary products, higher volume within the Company's wafer fab facility and lower production costs associated with off-shore assembly.

     Research and Development. Research and development expenses increased 48.6% to $4.4 million in 1995 from $3.0 million in 1994 and increased as a percentage of net sales to 14.7% in 1995 from 13.0% in 1994. The increase in research and development expenses resulted primarily from approximately $1.0 million in additional salary and benefit expenses related to employment of additional staff and from approximately $400,000 of additional expenses related to engineering prototyping and pre-production activities undertaken in connection with the development of new proprietary commercial products, including dual- and multi-protocol interface products.

     Marketing and Selling. Marketing and selling expenses increased 4.1% to $4.2 million in 1995 from $4.1 million in 1994, but decreased as a percentage of net sales to 14.2% in 1995 from 17.9% in 1994. The increase in expenses related to the employment of additional direct sales and marketing personnel were offset by a reduction in international expenses relating to a consolidation of subsidiaries and increased selling through distributors.

     General and Administrative. General and administrative expenses remained constant at $1.9 million in 1995 and decreased as a percentage of net sales to 6.3% in 1995 from 8.3% in 1994. Increased costs associated with recruitment of personnel and enhancement of management information systems were offset by reductions in amortization resulting from the Company's write-off of intangible assets.

     Write-off of Intangible Assets. As a result of the acquisition of certain businesses involved in the development and design of custom and standard products with military applications, the Company had intangible assets of $1.4 million as of December 31, 1994 which were being amortized on a straight line basis over ten years. In 1995, the Company wrote-off the unamortized balance of these intangible assets as a result of the Company's increased focus on commercial products and review of actual and expected revenues and cash flows from specific military products related to the acquired technology.

     Other Expense, Net. Other expense, net, increased to $805,000 in 1995 from $462,000 in 1994. The increase in 1995 was primarily due to increases in amounts of subordinated indebtedness to affiliates outstanding and increased borrowings under the bank credit facility.

  Year Ended December 31, 1994 compared to Year Ended December 31, 1993

     Net Sales. Net sales decreased 17.1% to $22.8 million in 1994 from $27.5 million in 1993. This decrease was primarily attributable to the reduction in revenue from sales of products with military applications as the Company continued its transition to become a supplier of commercial products. Commercial product revenue increased 17.3% to $14.0 million in 1994 from $11.9 million in 1993, while sales of products with military applications decreased 43.3% to $8.9 million in 1994 from $15.6 million in 1993.

     Gross Profit. Gross profit as a percentage of net sales increased to 20.1% in 1994 from 18.7% in 1993. The increase in gross profit resulted primarily from a decrease in lower margin sales of products with military applications and an increase in higher margin sales of proprietary commercial products.

     Research and Development. Research and development expenses increased 25.6% to $3.0 million in 1994 from $2.4 million in 1993 and increased as a percentage of net sales to 13.0% in 1994 from 8.6% in 1993. This increase resulted primarily from approximately $400,000 of additional salary and benefit expenses related to increased staffing and from approximately $200,000 of additional expenses related to engineering prototyping and pre-production activities undertaken in connection with the development of new proprietary commercial products, including dual- and multi-protocol interface products.

     Marketing and Selling. Marketing and selling expenses decreased 2.3% to $4.1 million in 1994 from $4.2 million in 1993 and increased as a percentage of net sales to 17.9% in 1994 from 15.2% in 1993. The reduction in absolute terms reflects management's decision to contain marketing and selling expenses in 1994 as a result of anticipated lower sales during the transition from sales of products with military applications to sales of commercial products.

     General and Administrative. General and administrative expenses decreased 3.2% to $1.9 million in 1994 from $2.0 million in 1993, but increased as a percentage of net sales to 8.3% in 1994 from 7.1% in 1993. The reduction in absolute terms reflects management's decision to implement reductions in personnel in 1994.

     Other Expense, Net. Other expense, net, increased to $462,000 in 1994 from $369,000 in 1993. The increase in 1994 was primarily due to higher interest expense resulting from increases in amounts of subordinated indebtedness to affiliates outstanding and increased borrowings under the bank credit facility.

SELECTED QUARTERLY OPERATING RESULTS

     The following table sets forth certain unaudited quarterly results of operations of the Company for each of the last two quarters of 1994, the four quarters of 1995 and the first three quarters of 1996. The Company believes that this information has been prepared on the same basis as the audited Consolidated Financial Statements and that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with the audited Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The quarterly operating results are not necessarily indicative of future results of operations. See "Risk
Factors -- Potential Fluctuations in Operating Results."

                                                                            QUARTER ENDED
                                    ---------------------------------------------------------------------------------------------
                                    OCT. 1,   DEC. 31,   APR. 1,   JULY 1,   SEP. 30,   DEC. 31,   MAR. 30,   JUN. 29,  SEPT. 28,
                                     1994       1994      1995      1995       1995       1995       1996       1996      1996
                                    -------   --------   -------   -------   --------   --------   --------   --------  ---------
                                                                           (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
  Net sales.......................  $ 4,682    $7,095    $6,294    $ 7,737    $7,882     $8,066     $8,523     $9,117    $ 9,529
  Cost of sales...................    4,189     4,696     4,126      4,945     4,983      5,025      5,162      5,313      5,360
                                    -------   -------    ------     ------   -------     ------     ------     ------     ------
    Gross profit..................      493     2,399     2,168      2,792     2,899      3,041      3,361      3,804      4,169
  Operating expenses:
    Research and development......      731       862     1,184      1,118     1,014      1,083      1,018      1,136      1,285
    Marketing and selling.........      989     1,086     1,070      1,032     1,092      1,051      1,111      1,121      1,116
    General and administrative....      464       454       565        494       442        405        483        512        534
    Write-off of intangible
      assets......................    --        --         --        1,320     --         --         --         --         --
                                    -------   -------    ------     ------   -------     ------     ------     ------     ------
      Total operating expenses....    2,184     2,402     2,819      3,964     2,548      2,539      2,612      2,769      2,935
                                    -------   -------    ------     ------   -------     ------     ------     ------     ------
  Income (loss) from operations...   (1,691)       (3)     (651 )   (1,172)      351        502        749      1,035      1,234
  Other expense, net..............     (125)     (114)     (152 )     (163)     (229)      (261)      (251)       (79)         1
                                    -------   -------    ------     ------   -------     ------     ------     ------     ------
  Income (loss) before income
    taxes.........................   (1,816)     (117)     (803 )   (1,335)      122        241        498        956      1,235
  Income tax expense (benefit)....      (36)       (2)        5          5         7         10         16         33         35
                                    -------   -------    ------     ------   -------     ------     ------     ------     ------
      Net income (loss)...........  $(1,780)   $ (115)   $ (808 )  $(1,340)   $  115     $  231     $  482     $  923    $ 1,200
                                    =======   =======    ======     ======   =======     ======     ======     ======     ======

                                                                           QUARTER ENDED
                                   ----------------------------------------------------------------------------------------------
                                   OCT. 1,   DEC. 31,   APR. 1,   JULY 1,   SEP. 30,   DEC. 31,   MAR. 30,   JUN. 29,   SEPT. 28,
                                    1994       1994      1995      1995       1995       1995       1996       1996       1996
                                   -------   --------   -------   -------   --------   --------   --------   --------   ---------
PERCENTAGE OF NET SALES:
  Net sales......................   100.0%     100.0%    100.0%    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
  Cost of sales..................    89.5       66.2      65.6      63.9       63.2       62.3       60.6       58.3       56.2
                                    -----      -----     -----     -----      -----      -----      -----      -----      -----
    Gross profit.................    10.5       33.8      34.4      36.1       36.8       37.7       39.4       41.7       43.8
  Operating expenses:
    Research and development.....    15.6       12.1      18.8      14.5       12.9       13.4       11.9       12.5       13.5
    Marketing and selling........    21.1       15.3      17.0      13.3       13.8       13.1       13.0       12.3       11.7
    General and administrative...     9.9        6.4       8.9       6.4        5.6        5.0        5.7        5.6        5.6
    Write-off of intangible
      assets.....................    --        --         --        17.1      --         --         --         --         --
                                    -----      -----     -----     -----      -----      -----      -----      -----      -----
      Total operating expenses...    46.6       33.8      44.7      51.3       32.3       31.5       30.6       30.4       30.8
                                    -----      -----     -----     -----      -----      -----      -----      -----      -----
  Income (loss) from
    operations...................   (36.1)       0.0     (10.3)    (15.2)       4.5        6.2        8.8       11.3       13.0
  Other expense, net.............    (2.7)      (1.6)     (2.4)     (2.1)      (2.9)      (3.2)      (2.9)      (0.8)       0.0
                                    -----      -----     -----     -----      -----      -----      -----      -----      -----
  Income (loss) before income
    taxes........................   (38.8)      (1.6)    (12.7)    (17.3)       1.5        3.0        5.9       10.5       13.0
  Income tax expense (benefit)...    (0.8)       0.0       0.1       0.0        0.1        0.1        0.2        0.4        0.4
                                    -----      -----     -----     -----      -----      -----      -----      -----      -----
      Net income (loss)..........   (38.0)%     (1.6)%   (12.8)%   (17.3)%      1.4%       2.9%       5.7%      10.1%      12.6%
                                    =====      =====     =====     =====      =====      =====      =====      =====      =====

     Increases in net sales during the six quarters ended September 28, 1996 primarily reflect sales of new proprietary commercial products and product enhancements. Net sales increased in the quarter ended December 31, 1994 as compared to the previous quarter primarily as a result of increased sales of interface, low power analog and data converter products. Sales of products with military applications also increased during the quarter ended December 31, 1994 as customers placed final orders for certain of the Company's products. Gross profit increased in the quarter ended December 31, 1994 as compared to the previous quarter as the Company sold more higher margin commercial products and increased prices for products with military applications. Net sales decreased in the quarter ended April 1, 1995 as compared to the previous quarter primarily due to lower sales of the Company's products with military applications.

     Research and development expenses increased in absolute terms and as a percentage of net sales in the quarter ended April 1, 1995 as compared to the previous quarter as a result of expenses associated with new product engineering wafers, mask sets and additional staffing. In the quarter ended July 1, 1995, the Company wrote-off the unamortized balance of intangible assets associated with the acquisition of certain businesses involved in the development and design of custom and standard products with military applications. The Company wrote-off this amount as a result of its increased focus on commercial products and review of actual and expected revenues and cash flows from specific military products related to the acquired technology.

     The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales and profitability from period to period, including: competitive pressures on selling prices; the timing and cancellation of customer orders; availability of foundry capacity and raw materials; fluctuations in yields; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; introduction of products and technologies by the Company's competitors; market acceptance of the Company's and its customers' products; the level of orders received which can be shipped in a quarter; the timing of investments in research and development, including tooling expenses associated with product development, process improvements and production; and the cyclical nature of the semiconductor industry. Because the Company is continuing to increase its operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels, operating results would be adversely affected if increased sales are not achieved. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls. Historically, the Company has also experienced quarterly fluctuations in net sales and gross profit, principally arising from the amount and timing of orders of products for military applications. These sales generally resulted in lower gross margins than sales of commercial products. The Company anticipates a continuing decline in sales of products for military applications as part of its transition from a supplier of products with military applications to a supplier of commercial products. Should sales of these products decline more rapidly than the Company anticipates in the near future, such decline could have the effect of causing further fluctuations in quarterly or annual operating results. As a result of the foregoing or other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect its business, financial condition and operating results. See "Risk
Factors -- Potential Fluctuations in Operating Results" and "-- Declining Sales for Military Applications."

LIQUIDITY AND CAPITAL RESOURCES

     Since 1991, the Company has financed its operations and met its capital requirements primarily through cash flow from operations, loans from affiliates of Tractebel S.A. and a $7.5 million Revolving Credit Agreement with Generale Bank, which is an affiliate of Sipex by virtue of common ownership. As of September 28, 1996, the Company had cash and cash equivalents of $3.7 million. On April 8, 1996, the Company received $19.1 million in gross proceeds from its initial public offering before deducting expenses of the offering estimated at $800,000. A portion of such proceeds was applied to pay $7.5 million in outstanding borrowings to Generale Bank and $4.8 million of indebtedness to affiliates. The Company subsequently terminated its revolving credit facility, and is evaluating replacement bank credit facilities.

     Cash used in operating activities was $2.2 million, $893,000 and $1.8 million in 1994, 1995 and the nine months ended September 28, 1996, respectively, while cash of $1.3 million was provided by operating activities in 1993. In 1995 and 1994, the use consisted primarily of net operating losses in support of research and development costs associated with its commercial products and sales and marketing expenses, and in the nine months ended September 28, 1996, the use consisted primarily of increased inventories. Depreciation and amortization expenses totaled approximately $761,000 in the nine months ended September 28, 1996, approximately $2.3 million in 1995 and $1.4 million in 1994. Accounts receivable increased approximately $49,000 in the nine months ended September 28, 1996, and increased approximately $1.3 million and $325,000 in 1995 and 1994, respectively. In addition, inventories increased approximately $4.4 million in the nine months ended September 28, 1996 and $2.0 million in 1995 in support of increased net sales and decreased approximately $580,000 in 1994.

     Cash used in investing activities for property, plant and equipment was $373,000, $444,000 and $1.2 million in 1993, 1994 and 1995, respectively and
$1.2 million for the nine months ended September 28, 1996. The Company spent $234,000, $233,000 and $252,000 in 1993, 1994 and 1995, respectively to acquire assets from capital lease obligations. These capital expenditures totaled approximately $607,000, $676,000 and $1.5 million during 1993, 1994 and 1995.

     Cash provided by financing activities was $2.7 million and $2.2 million in 1994 and 1995, respectively, and $6.4 million in the nine months ended September 28, 1996 while cash of $1.1 million was used in financing activities in 1993. In 1994 and 1995, cash provided by financing activities was primarily the result of proceeds from long-term debt and the issuance of subordinated notes to affiliates. In the nine months ended September 28, 1996, cash provided by financing activities was primarily the result of proceeds from the Company's April 1996 initial public offering.


     At December 31, 1995, the Company had net operating loss carryforwards of approximately $42.0 million for federal income tax purposes expiring in the years 2000 to 2010. In September 1996, a "change in ownership" of the Company occurred which will result in an annual limitation on the use of its net operating loss carryforwards pursuant to the "change in ownership" provisions of
Section 382 of the Internal Revenue Code. The Company currently anticipates that this limitation will not materially impact its utilization of its net operating loss carryforwards through the year ending December 31, 1997.


     The Company believes that cash generated from operations, its current cash balances and the net proceeds to the Company from this offering will fund necessary capital expenditures and provide adequate working capital for at least the next 18 months.

  New Accounting Pronouncement

     In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which established financial accounting and reporting standards for stock-based employee compensation plans. Companies are encouraged, rather than required, to adopt a new method that accounts for stock compensation awards based on their fair value using an option pricing model. Companies that do not adopt this new method will be required to make pro forma footnote disclosures of net income as if the fair value-based method of accounting required by SFAS No. 123 had been applied. The Company adopted SFAS No. 123 beginning in fiscal year 1996. Adoption of this pronouncement did not have a material impact on the Company's financial position or results of operations because the Company intends to make pro forma footnote disclosures in its financial statements as of and for the year ending December 31, 1996 instead of adopting the new accounting method.

                                    BUSINESS

     The following discussion contains trend analysis and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus, particularly under the caption "Risk Factors."

THE COMPANY

     Sipex designs, manufactures, markets and sells innovative, high performance, high value-added analog integrated circuits. The analog semiconductor market has been reported by industry sources to represent approximately $16.6 billion in sales in 1995, an increase of approximately 23% over 1994. Industry sources project growth rates for this market of 13% to 17% over the next five years, to greater than $30 billion in sales in the year 2000. The growth in this market is being driven by the increasing demand for microprocessor-based electronic equipment including telecommunications and data communications networks such as LANs and WANs, personal computers, consumer electronics and scientific instrumentation. While the Company designs, manufactures, markets and sells products across these broad, high-growth markets, it has currently targeted three high-growth sectors that it believes are especially compatible with its design and process capabilities -- data communications and telecommunications, battery powered/portable products and industrial controls/instrumentation.

     The Company's strategy is to develop long-term partnering relationships with leaders in targeted market sectors. This enables the Company to identify applications and to provide innovative, cost-effective solutions to meet customers' needs over the life cycles of their products. Having identified and met the specific needs of market leaders with innovative analog solutions, the Company is then able to migrate these solutions into standard products that meet the needs of a wide variety of market participants. Sipex serves the broad analog signal processing market and its target market sectors with three primary product lines -- interface circuits, low power application-specific analog circuits and data converters. The Company utilizes multiple process technologies to manufacture these circuits.

     In addition to and complementing its strategy of teaming with market leaders, the Company offers a broad base of manufacturing process technologies through its own foundry and third-party semiconductor foundries. This enables the Company to design products for its customers utilizing the optimum process technology for each application. By combining creative design techniques with a broad base of process technologies, the Company can develop innovative, high performance analog circuits that support its customers' requirements. The Company has also focused on leveraging its specialized dielectrically isolated BiCMOS technology, which the Company believes is particularly well-suited to the low power, low voltage requirements of battery powered/portable products.

     In 1990, the Company began a transition from a supplier of analog hybrid products and integrated circuits for military applications to a supplier of analog integrated circuits for commercial applications. The Company's net sales of commercial products has grown from $9.4 million in 1991 to $24.0 million in 1995 and accounted for $24.2 million in the nine months ended September 28, 1996, representing 34.6%, 80.1% and 89.0% of total net sales, respectively. The Company believes that the percentage of its net sales represented by sales of commercial products will continue to increase in the future.

     The Company sells its products to OEM customers either directly through its direct sales force or with the assistance of a network of independent sales representatives, or indirectly through independent distributors. The Company's products have been incorporated into a broad range of electronic systems and products by more than 2,400 customers worldwide. In 1995 and the nine months ended September 28, 1996, international sales represented 35.4% and 34.2%, respectively, of the Company's net sales. The Company's customers, none of which accounted for more than ten percent of net sales in 1995 or the nine months ended September 28, 1996, include Digital Equipment Corporation, Hewlett-Packard Co., Motorola, Inc., Philips N.V., Siemens Corporation and Silicon Graphics Inc. in the data communications/telecommunications markets; Federal Express Corp., Texas Instruments Incorporated, Timex

Corporation and Dassault Aviation S.A. in the low power analog application areas; and Andover Controls Corp., LTX Corporation and Honeywell Inc. in the industrial controls market.

INDUSTRY BACKGROUND

     Semiconductor devices have permeated a wide range of industries, expanding from the computer industry to communications, consumer products, automotive, industrial equipment and many other industries. In general, semiconductor devices can be grouped in two broad categories, based on the type of electrical signals processed: digital and analog. Digital semiconductor devices, such as microprocessors and memory devices, are comprised of discrete logic elements that operate in two logic states, corresponding to on-off electrical signals. Analog semiconductor devices have the ability to interpret continuous signals that vary over a given operating range, and therefore can process real world properties and events such as temperature, pressure, sound, color and light. An example of an analog semiconductor device is an audio amplifier that accepts a voice input from a microphone and outputs an amplified signal to a speaker. Other analog circuits amplify, filter, transmit and modulate continuous analog signals associated with physical properties. Certain analog devices, such as an analog-to-digital converter, incorporate some amount of digital circuitry to translate real world properties or events, such as the analog voltage output from a temperature sensor, into a digital signal, which can then be manipulated by a digital semiconductor device, such as a microprocessor. As the use of analog and digital integrated circuits continues to converge in applications, analog circuits will increasingly include some digital circuit technology in integrated devices.

     The proliferation of digital semiconductor devices in industrial, business and consumer products has caused a corresponding increase in the demand for analog semiconductors to interface to real world analog inputs. Further, while digital processors have supplanted analog products in certain applications, advances in digital circuit technology have enabled many new and varied applications in the data processing, communications and instrumentation markets for high performance analog circuits with higher speed, greater precision and lower power consumption. In the data processing market, there is increasing demand for analog interface circuits for peripheral components, including printers and modems, as well as analog circuits that operate at the low voltage and low power levels required by portable computers and other battery-powered devices. Moreover, the convergence of telecommunications and computers has created a need for devices that enable data, video and voice transmission throughout local- and wide-area networks, as well as devices that are incorporated into equipment for emerging applications such as Internet access, video-on-demand and picture phones. Further, in the test and measurement equipment and scientific and medical instrumentation markets, there is an increasing demand for analog circuits to process and control real world events, including automated test systems required for production and evaluation of semiconductors, circuit boards or electronic systems and advanced medical diagnostic instruments.

     The increasing demand for high performance microprocessor-based electronics in equipment ranging from personal computers to scientific instrumentation to telecommunication and data communication networks has driven both analog and digital semiconductor suppliers to create integrated circuit designs that incorporate higher levels of integration in order to reduce space and power requirements, lower cost and provide greater functionality. The analog semiconductor market has been reported by industry sources to represent approximately $16.6 billion in sales in 1995, an increase of approximately 23% over 1994. Industry sources project growth rates for this market of 13% to 17% over the next five years, to greater than $30 billion in sales in 2000.

     The analog integrated circuit market is distinguished by the following characteristics:

     - Complex design requirements -- The successful development of analog integrated circuits is generally more dependent on design techniques rather than on achieving small feature sizes and high densities. Analog circuits operate over a wide range of voltages, which limits the minimum feature sizes that can be used in their design and implementation. For example, a 12-bit analog-to-digital converter with a 5 volt input range can convert analog input signals as low as 0.001 volt and as high as 5 volts. The nature of high precision analog circuits requires designs having desirable isolation, grounding, noise rejection and voltage breakdown features. Typically, designers of analog circuits must take into account complex interrelationships between the manufacturing process, the physical layout of the circuit elements and the packaging of the end product, all of which can significantly affect performance. Moreover, the high performance characteristics required by new and emerging applications for analog circuits involve increasingly advanced designs, which require skilled analog designers, innovative design strategies and rigorous design methodologies. The number of design engineers who have the training, creativity and experience to design complex analog circuits is limited.

     - Long Product Life Cycles -- Analog integrated circuit products generally have longer life cycles than digital integrated circuit products. Because of the specialized requirements of analog circuit design, as well as the relatively lower cost of analog integrated circuit products in proportion to overall systems cost, technology changes in analog semiconductor design and manufacturing have been more gradual or evolutionary than in the digital semiconductor device market. Therefore, electronic equipment designers have focused more on modifying, enhancing or revising the digital portion of their products, while retaining proven analog solutions over successive product generations.

     - Broad Product Mix -- The analog integrated circuit market is characterized by a wider range of application-specific solutions than the digital integrated circuit market. The requirements of customers' system designs are highly varied. Systems designers must consider such factors as the power supply, the interaction of analog circuits with real world attributes, environmental interference and the size of the circuit board. These elements all affect analog circuit performance. Therefore, in order to meet the specific and varied requirements of customers, analog integrated circuit suppliers generate a larger number of products, which tend to generate, on average, relatively smaller unit sales per product than digital products.

     Historically, the business strategy of major analog integrated circuit manufacturers has been design-driven, that is, to identify opportunities for incorporating analog integrated circuits into system product designs, and then design, manufacture and distribute families of standard products generally meeting anticipated market needs. This strategy, which permits the manufacturer to introduce broad families of products, has been implemented by introducing products that contain only that functionality that is expected to appeal to a wide range of potential customers, rather than functions that optimize performance of any specific customer's system. During the customer's "design-in" stage (the time when the electronic systems or product designer evaluates alternative components for implementing the product's architecture), the major analog manufacturers may be offering the customer's system designer standard analog integrated circuits that are generic solutions for their specific analog needs. Sipex believes that significant market opportunities exist by targeting application-specific solutions within emerging markets, and working with leading edge participants in those markets to meet the customer's specific needs in terms of features, functionality, integration, cost, and time to market.

STRATEGY

     The Company's principal business objective is to be a leading supplier of innovative, high performance analog semiconductor products that are targeted for a wide variety of applications in high growth markets. In particular, the Company seeks to develop proprietary products that solve specific problems for system level companies that serve these high growth markets. The Company pursues this objective by following the strategies listed below:

        - ESTABLISH AND LEVERAGE CUSTOMER ALLIANCES WITH MARKET LEADERS

        The Company focuses its product development and marketing efforts by establishing long-term relationships with leading companies in high-growth markets. The Company seeks to establish alliances with market leaders having large volume requirements for analog solutions, whose circuit needs can be met utilizing one or more of the Company's process technologies. By teaming with industry leaders early in their design-in stage, Sipex can identify their specific system level needs and therefore design analog solutions that more precisely fit the customers' exact requirements. By this "customer-centric" process, Sipex seeks to position itself as a customer's supplier of choice with a proprietary product. Having identified and met the specific needs of market leaders with innovative analog solutions, the Company is then able to migrate its proprietary circuit designs and accumulated market expertise to create standard product families that will meet the needs of additional customers.

        - OFFER A BROAD BASE OF PROCESS TECHNOLOGIES

        The Company believes that customers' needs can best be served by offering multiple manufacturing process capabilities. By having a broad process technology base, Sipex is able to design its products utilizing the optimum process technology for each application, thereby maximizing the cost/performance equation for its customers. The Company has established strategic relationships with outside foundries, as well as maintained an internal foundry, to enable it to provide multiple manufacturing process alternatives. The Company utilizes its expertise in analog wafer foundry management, yield improvement and process enhancements to control existing internal and external wafer fabrication processes and to develop new leading edge processes for future products.

        - MAINTAIN TECHNOLOGICAL LEADERSHIP

        The Company believes that design expertise, creativity and experience, coupled with broad and deep process technology capabilities, are essential to market success. By investing in continued research and development, the Company is able to add to its accumulated proprietary technology and know-how in the design of innovative, high performance analog circuits. For example, the Company has been able to penetrate the high-growth LAN and WAN markets as a result of its investment in the enabling technology for its SP500 series of highly integrated, proprietary multi-protocol serial interface transceivers. Once a core design (such as the SP500) has been developed, the Company can rapidly introduce additional products utilizing the common core of enabling technology, based on customer and market feedback.

        - LEVERAGE LOW POWER ANALOG CAPABILITY

        The Company possesses a specialized dielectrically isolated ("DI") BiCMOS technology, which is well-suited for circuit applications requiring low power and low operating voltage as well as high output voltages. Few circuit manufacturers offer this technology. Demand for low power, low voltage circuits is driven by the growth of battery powered/portable applications. Sipex has, in conjunction with Timex Corporation, developed a line of electroluminescent ("EL") driver circuits for certain of Timex's watch lines, including the Indiglo watch. The Company is leveraging this technology by providing EL lamp drivers across various markets for a variety of other backlight applications, including cellular phones, pagers, personal digital assistants and other hand-held electronic devices.

        - PROVIDE STRONG PRODUCT AND APPLICATIONS TECHNICAL SUPPORT

        Since the core of the Company's strategy is customer-focused design activity, the Company believes that strong technical support for its customers and its sales personnel is critical to success. To provide this support, the Company maintains a marketing and applications staff of electrical engineers with in-depth market knowledge of analog products. These engineers work closely with customers at the critical "design-in" stage and maintain continuing relationships throughout the customer's product life cycles. The Company is then able, as soon as one design is completed and in production, to work with the customer's systems engineers on future circuits to support their next generation of systems. Sipex believes it differentiates itself from other suppliers by its continuing close relationships with its customers at all stages of the design and manufacturing process.

MARKETS

     The Company serves a broad range of markets for analog integrated circuits, including the data processing, communications, consumer, industrial and military/aerospace markets. Within and across these broad markets, the Company has currently targeted three high-growth areas -- data communications and telecommunications, battery powered/portable products, and industrial controls/instrumentation -- in which it believes that its design and manufacturing process capabilities can address customers' needs in terms of product features and functionality, integration and overall solution cost. By working closely and partnering with established market leaders within these areas, the Company has been able to identify and meet its partners' complex analog circuit requirements with tailored products that are developed in conjunction with the customer's own product design team, thus allowing the Company to address the customer's needs as the customer identifies them. Having addressed the particular needs of market leaders, the Company is then able to migrate these solutions into standard products available to other equipment or device suppliers.

  Data Communications and Telecommunications

     The convergence of data processing and communications technology through the deployment of data and voice networks has enabled OEM networking equipment suppliers to achieve dramatic growth in recent years. Within LANs and WANs, a variety of peripheral devices are linked into the network, including printers, disk drives, and scanners. Analog integrated circuits are required at each connection among computers, peripherals and networking interconnect equipment, such as hubs, routers and bridges. Since no predominant standard has emerged for the serial interfaces among peripherals, computers and the network equipment linking them, WAN and LAN systems OEMs must have the ability to support most of the popular interface standards to maintain compatibility. Wireless communications such as cellular phones, two-way pagers, or digital radios require analog-to-digital and digital-to-analog converter products to receive and transmit signals. The Company believes that trends toward greater connectivity of computers and peripherals into networks, the interconnection of remote networks, the emergence of the Internet as both a communications network and a business tool, as well as the integration of data, video and telecommunications networks will continue.

  Battery Powered/Portable Products

     The rapid growth of sales of portable products, including computers, hand-held electronic devices, cellular and portable telephones, pagers and consumer electronic devices and products has created market opportunities for analog semiconductor devices which can operate efficiently at low voltages. Battery-powered devices require many of the same kinds of analog circuits as non-portable equipment, including transceivers, converters and amplifiers, but these circuits must be functional and efficient at the low voltages supplied by their power source. Further, battery powered devices often require high voltage functionality -- such as the ability to drive an electroluminescent device for a light source for the portable product -- which requires complex analog circuitry. The Company believes that analog semiconductor manufacturers that can provide solutions which enable portable equipment and products manufacturers to add functionality and reliability to their products with low battery usage will be able to expand their markets substantially.

  Industrial Controls/Instrumentation

     The detection and measurement of analog information such as light, sound, temperature, pressure, position, velocity, acceleration, angle, angular velocity and speed in industrial controls, medical equipment, automated test equipment and other measurement systems have been a traditional focus of analog circuits. As systems grow more complex and information is processed at higher rates, there is a corresponding requirement for higher speed analog circuits to process the information in analog format, as well as for analog-to-digital and digital-to-analog conversion for digital processing of the information contained.

PRODUCTS AND CUSTOMERS

     The Company offers a broad range of innovative, high performance, high value-added analog integrated circuits. Since 1992, the Company has introduced more than 100 high performance analog integrated circuit products. The Company's products, which in 1995 were sold to more than 2,400 customers, are principally focused in three product lines -- interface products, low power analog products and data converter products. In addition, the Company supplies precision high-reliability assembled products principally to commercial customers supplying products for aerospace and military applications.

  Interface Products

     Interface products act as an intermediary to transfer signals between or within electronic systems. A simple example of an interface application is a personal computer connected to a printer via the RS-232 serial interface standard. The computer sends information through the connecting cable which is received by the printer, and additional information can be sent back to the computer. Serial interface is used in many market segments including computers, peripherals, data communications, telecommunications, hand-held instrumentation, medical equipment, test equipment and industrial controls.

     In the networking area in particular, serial interface products are of critical importance because diverse equipment and peripherals must be linked together to permit data communications across local or remote locations. Because a multiplicity of communications standards address the diverse requirements of wide area networking, WAN equipment providers must provide compatibility in their equipment with different communications standards. WAN equipment OEMs traditionally addressed this need for systems compatibility through multiple and often redundant board-level approaches, containing analog circuit designs made up of many discrete interface drivers and receivers along with switches, jumpers or relays to steer the appropriate signals to the connector. The Company's solution was to develop the first single-chip multi-protocol interface transceiver circuit. These circuits are programmable and dynamically support signals compliant with up to eight different serial interface standards. The Company's products provide network suppliers with the ability to replace multiple chip and discrete device configurations with a single chip solution, allowing systems designers to reduce space and power requirements in their equipment. The Company's SP300 series of interface transceivers each support two protocols, such as RS-232 and AppleTalk, while the Company's SP500 Series is the industry's first fully integrated transceiver, supporting up to eight of the most popular serial interface standards for WAN interfaces. The Company introduced the SP500 Series of products in 1994 and since that time has secured designs with many industry leaders in the WAN equipment market. In addition to expanding its line of programmable serial interface products, the Company's future interface product strategy includes developing with industry leaders products involving higher speed interfaces supporting high speed data communications, video communications and telecommunications interface requirements. The diagram below demonstrates the semiconductor device and board space savings possible with the Company's SP500 Series programmable series transceivers.

                                    [LOGO]


[Graphic depicting how Sipex single chip product can replace competitor's multiple chip products.]

     In addition to its SP300 and SP500 families of multi-protocol transceiver products, the Company also offers the SP200 and SP400 series of single protocol serial interface transceiver products, primarily targeted to the personal computer and peripherals and industrial controls markets.

     The following is a representative list of current applications and customers for the Company's serial interface products:

         INDUSTRY                      APPLICATION                      SELECTED CUSTOMERS
---------------------------------------------------------------------------------------------------
  Data Communications/
     Telecommunications        CD Player                       Philips N.V.
                               Communications Controller       Hewlett-Packard Co.
                               Internetworking Product         Sync Research, Inc.
                               Frame Relay                     Toshiba Corporation
                               Hub/Router                      Digital Equipment Corp.
                               Hub/Router                      Samsung Group
                               Multiplexer                     Racal-Datacom
                               Portable Telephone              AT&T Corp.
                               PBX                             Siemens Corporation
                               WANport AS400                   International Business Machines
                               WAN Server                      U.S. Robotics Inc.
---------------------------------------------------------------------------------------------------
  Computers/Workstations/
    Mainframes/Peripherals     Computer Motherboard            Eastman Kodak Company
                               Fault Tolerant Computer         Motorola, Inc.
                               Hand-held Organizer             Psion Plc
                               PC Modem                        Zoom Telephonics, Inc.
                               Point-of-Sale Machine           VeriFone, Inc.
                               Printer                         Seiko/Epson
                               Workstation                     Silicon Graphics Inc.

  Low Power Analog Products

     The Company has targeted the battery powered/portable products market to leverage its design expertise and the process capability provided by the Company's internal DI wafer fabrication production line. The DI process allows single chip designs to operate efficiently with both very low voltage (1V) and very high voltage (160V) without interference or breakdown between adjacent circuits. The Company's designers, in cooperation with Timex Corporation, developed a proprietary EL driver device, which provides the enabling technology for the Timex Indiglo Watch. This custom integrated circuit creates a 100V AC signal from a 3V DC battery within the watch to light the backlight material. The Company is exploiting this technology and its design-specific resources to offer low power analog products to a wide variety of market segments, including providing backlighting solutions to the cellular phone and hand-held electronic equipment markets.

     Since 1993, the Company has shipped over 10 million low power analog semiconductor devices. The Company intends to continue its focus in this area on high volume commercial/consumer markets, in which the attributes of the DI BiCMOS fabrication process or the Company's design capabilities can add value for the customer.


     The following is a representative list of current applications and customers for the Company's low power analog products:

-------------------------------------------------------------------------------------------------------
             INDUSTRY                          APPLICATION                    SELECTED CUSTOMERS
-------------------------------------------------------------------------------------------------------
  Electroluminescent Backlighting
     Products                        Watch                              Timex Corporation
                                     Hand-Held Organizer                Texas Instruments
                                                                          Incorporated
                                     Pager                              Inventel Systemes
                                     Portable Point-of-Sale System      Federal Express Corp.
-------------------------------------------------------------------------------------------------------
  Consumer/Commercial                Avionics                           Dassault Aviation S.A.
                                     Bar Code Scanner                   Welch Allyn, Inc.
                                     Jet Engine Control                 Division Electronique de la
                                                                          Snecma
                                     Oven Control                       Robertshaw Control Co.
                                     Touch Screen                       Elo Touch Systems
-------------------------------------------------------------------------------------------------------
  Medical                            Patient Monitoring                 Medico Industries, Inc.
-------------------------------------------------------------------------------------------------------

  Data Converter Products

     Data converter products are incorporated into systems that translate real world (analog) events into digital data which can be manipulated by a microprocessor. The Company's analog-to-digital and digital-to-analog products are components that allow microprocessors to monitor real world conditions, and then control responses to the conditions monitored. Since 1991, the Company has introduced over 30 new converter integrated circuits. The main focus of the Company's product offerings has been high performance 12-bit analog-to-digital and digital-to-analog converters. The Company believes that the data converter marketplace for 12-bit products is highly fragmented, and design wins are characterized by long life cycles. The primary markets served are industrial controls, instrumentation and test equipment. Future growth areas for new products involve higher speed 12-bit analog-to-digital converters targeted for telecommunications applications.


     The following is a representative list of current applications and customers for the Company's data converter products:
-------------------------------------------------------------------------------------------------------
             INDUSTRY                          APPLICATION                    SELECTED CUSTOMERS
-------------------------------------------------------------------------------------------------------
  Industrial Controls                Environmental Control              Andover Controls Corp.
                                     Motor Control                      Mitsubishi
                                     Temperature Control                Honeywell Inc.
-------------------------------------------------------------------------------------------------------
  Instrumentation                    Medical Instrumentation            Marquette Electronics, Inc.
                                     Medical Instrumentation            Siemens Corporation
-------------------------------------------------------------------------------------------------------
  Test Equipment                     Digital IC Tester                  LTX Corporation
                                     Linear IC Tester                   Megatest Corp.
-------------------------------------------------------------------------------------------------------

  Precision High Reliability Products

     The Company's precision high reliability assembled products are sold to commercial customers engaged in various space and military programs. The following represent selected commercial aerospace applications and customers for the Company's precision high reliability assembled products:

             PROJECT                           APPLICATION                         CUSTOMER
-------------------------------------------------------------------------------------------------------
  Milstar                            Current Control                    Loral Corp.
  Ariane Launcher                    Current Control                    Matra Inc.
  NASA Thematic Mapper               Signal Conditioning                Hughes Aircraft
  U.S. Space Shuttle                 Thrust Control                     Honeywell Inc.

     Customers incorporating the Company's high reliability assembled products for military applications include Texas Instruments Incorporated, Raytheon Company and Lockheed Martin Corp. The Company is not currently designing new products for the military market. The Company expects sales of products for military applications to decline in the future as the Company continues to focus its resources on its target markets in the commercial sector. In 1994, 1995 and the nine months ended September 28, 1996, sales of high reliability products for military applications accounted for approximately 39%, 20% and 11%, respectively, of the Company's net sales. See "Risk Factors -- Declining Sales for Military Applications" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CUSTOMER APPLICATIONS

     The Company's products have been incorporated into a broad range of electronic systems and products by more than 2400 customers. The following examples of current customer applications illustrate the value of the Company's customer-focused product development strategy:

          SILICON GRAPHICS INC. requested that the Company enhance one of its dual protocol designs for use in the SGI Indy workstation. The Company developed its SP303 device, which allows that workstation to communicate with either PC peripherals or Apple Macintosh peripherals via a serial port. The single-chip SP303 replaces four discrete components, saving board space while maintaining the same functionality. By customizing one of its standard products, the Company was able to satisfy the customer's specific requirements while simultaneously creating another new proprietary standard product. Since the introduction of the SP303, Sipex has continued working on next generation transceivers for Silicon Graphics' newest workstations. Silicon Graphics is also a customer for the SP503 programmable transceiver, incorporating that product into a WAN adapter box.

          SYNC RESEARCH, INC. develops and markets wide area internetworking products for large IBM-centric networked customers worldwide who deploy SNA networks along with internetworked LANs. Sync Research has designed the Company's SP503 product into the FrameNode (named a 1994 Hot Product of the Year by Data Communications magazine). FrameNode supports users in banking and financial services, insurance, transportation, manufacturing, federal and state government, telecommunications, and other industries. The SP503 significantly reduces circuit board space and offers software control of the serial port.

          TEXAS INSTRUMENTS INCORPORATED designs and manufactures hand-held organizers which display information on electroluminescent backlit LED screens. The Company's SP4422 electroluminescent driver chip has been designed into the latest models of the Texas Instruments Data Bank organizers. The device converts the 3V battery voltage into the necessary 100V AC signal needed to drive the backlight panel. The SP4422 greatly reduces the size of the discrete circuit and operates on a fraction of the power.

          TIMEX CORPORATION works closely with Sipex in the continued development of its popular Indiglo watch series and other projects. The electroluminescent backlighting material used in the Indiglo watch requires a very high voltage power supply, even though the watch battery is limited to 3 volts. The Company's DI bipolar and CMOS process technology enabled Sipex design engineers to achieve a very low power, 3V DC to 100V AC voltage converter circuit, referred to as an EL driver. Due to the success of its initial collaboration with Timex, the Company has designed and manufactured four new EL driver circuits with Timex. The Company recognized the market potential for the EL drivers and now includes the devices in the Company's standard product offering.

SALES, SUPPORT AND DISTRIBUTION

     The Company sells its products to OEM customers either directly through its direct sales force or with the assistance of a network of independent sales representatives, or indirectly through independent distributors. The Company is seeking to broaden its customer base by increasing sales through its distributor network, a sales channel that the Company believes offers significant growth potential. In 1995, the Company added additional national distributors and increased domestic and international distributor sales to approximately 39.6% of net sales in 1995 from approximately 14.2% in 1994. In the nine months ended September 28, 1996, the Company added an additional North American distributor and further increased its percentage of total sales through its distributor network to 41.3%.

     The Company's direct sales force consists of sales managers and field application engineers who provide technical and applications support to customers, independent sales representatives and distributors. The sales staff and field application engineers are located at the Company's Billerica, Massachusetts headquarters and in field sales offices in Munich, Paris, Tokyo and California. The Company's sales staff and field application engineers also manage, train and support the Company's network of distributors and representatives.

     In North America, the Company sells its products through 19 independent sales representative organizations having a total of 39 offices, and 5 distributors having a total of 134 sales locations. These independent entities are selected for their ability to provide effective field sales, marketing communications and technical support to the Company's customers. The Company has entered into Representative or Distributor Agreements with each of its independent distributors and sales representatives. These agreements typically provide for the independent distributor to act as a non-exclusive distributor for one or more products within a specific territory and also permits sales representatives to act as an exclusive or a non-exclusive sales representative in appropriate circumstances. The Company maintains a separate price list for products sold to distributors, which typically reflects discounts from the prices charged to customers in direct sales transactions. Sales representatives directly solicit orders for the Company's products, which the Company fills directly with the customer, generating a commission from the Company to the sales representative. On a semi-annual basis, distributors are permitted to return for credit, against purchases of an equivalent dollar value of products, up to 10.0% of their total purchases during the most recent six-month period.

     Outside North America, the Company sells its products through 26 distributors having a total of 58 sales locations. International sales in 1994, 1995 and the nine months ended September 28, 1996 were approximately $5.8 million, $10.6 million and $9.3 million, respectively, representing 25.6%, 35.4% and 34.2% of net sales, respectively, for such periods. The Company is seeking to appoint additional distributors internationally to further expand its geographical markets. In connection with its international sales, the Company is subject to the normal risks of conducting business internationally, including exchange rate fluctuations. To date, the Company has not hedged the risks associated with fluctuations in exchange rates but may undertake such transactions in the future. The Company currently does not have a policy relating to hedging. See "Risk Factors -- International Sales."

     In 1993 and 1994, Raytheon Company represented 27.4% and 10.3%, respectively, of net sales for such periods. No customer accounted for 10.0% or more of net sales in 1995 or in the nine months ended September 28, 1996.

BACKLOG

     At September 28, 1996, the Company's product backlog was approximately $23.9 million, compared to $23.1 million at December 31, 1995. The Company generally includes in backlog all orders scheduled for delivery within one year. However, the Company's business, and to a large extent the entire semiconductor industry, is characterized by short-term orders and shipment schedules. The Company generally permits orders to be canceled or rescheduled without significant penalty to the customers. As a result, the quantities of the Company's products to be delivered and their delivery schedules may be revised by customers to reflect changes in their needs. Since backlog can be canceled or rescheduled, the Company's backlog at any time is not necessarily indicative of future revenues.

TECHNOLOGY

  Design Methodology

     The Company's designers utilize a consistent and standardized design approach that is intended to shorten the product development cycle, while preserving and re-using fundamental building blocks that have been previously proven. This disciplined approach decreases the time-to-market for new products and makes maximum use of previously designed, manufactured and evaluated intellectual property of the Company. The Company believes that the repeated application of common design elements to new products promotes quality, speeds products to market and increases the shared knowledge across the Company's professional engineering staff. Product designs are implemented using a standard complement of hardware and software design tools that facilitates the orderly development of products. The Company has developed proprietary circuit element models that allow accurate simulation of circuit designs and often permit the successful implementation of circuits in first-pass silicon, thereby decreasing design cycles and time to market.

     In order to maximize the number of new product introductions per design, the Company often relies on a "mosaic" or array approach to standard products. This approach permits several products to be introduced by tailoring the interconnections between the silicon and the package leads. The Company also utilizes proprietary laser trimming at the wafer level to derive multiple products from a single design.

  Process Technologies

     The Company utilizes multiple semiconductor processes and technologies in order to implement its designs in a manner that closely matches technical requirements with customers' cost objectives. The range of technologies utilized by the Company permits well engineered, tailored, proprietary and cost-effective solutions. The Company uses BiCMOS, dielectrically isolated BiCMOS, and dielectrically isolated complementary bipolar technologies to implement its designs. In addition, proprietary thin film materials are used in conjunction with these technologies to offer differentiating capabilities and solutions.

  BiCMOS Technology

     The Company designs the majority of its monolithic standard products utilizing BiCMOS processes. These processes merge the best characteristics of bipolar transistors for analog and linear functional implementation, with those of CMOS devices for digital and logic synthesis. This technology provides a mixed mode semiconductor process in which the attributes of low power, silicon-efficient digital CMOS are beneficially merged with higher bandwidth, higher voltage bipolar devices to produce composite circuits that are efficient, integrated silicon subsystems. The Company uses these processes for its interface and converter standard products as well as for several custom and application-specific standard products.

  Dielectrically Isolated Bipolar Technology

     The Company uses this complementary bipolar technology primarily for high performance applications where high speed high voltage or very low voltages are required to satisfy the circuit requirement. This technology permits more robust designs while increasing certain desirable attributes such as breakdown voltage, signal amplification and bandwidth. The technology further permits the incorporation of a proprietary family of laser trimmable thin film materials, enhancing further the capabilities of this process, and permitting high performance analog signal processing circuits to be devised and manufactured. The technology has been used to design custom products for both commercial and military customers. The Company further manufactures for its own use, and for resale in selected cases, unprocessed dielectrically isolated silicon wafers.

  Dielectrically Isolated Bipolar and BiCMOS Technology

     The Company uses this technology to integrate the benefits of low power BiCMOS processes for digital logic synthesis, and both low- and high-voltage, high-performance bipolar devices for linear function implementations. This mixed-mode technology has resulted in efficient silicon solutions for several target markets, including watches, pagers and controllers. The technology merges the divergent requirements of low power and low operating voltage as well as high output voltages which must be delivered to a load. This technology is currently used in implementing the family of battery operated EL drivers introduced by the Company.

RESEARCH AND DEVELOPMENT

     The Company believes that continued introduction of new products in its target markets is essential to its growth. The Company has assembled a team of highly skilled analog design engineers, averaging more than ten years of analog design experience. As performance demands have increased the complexity of analog circuits, the design and development process has become a multi-disciplinary effort, requiring diverse competencies to achieve customers' desired performance. The Company supports its key designers with an infrastructure of product and test engineers who perform various support functions and allow the designer to focus on the core elements of the design.


     At September 28, 1996, the Company had 53 employees engaged in research, development and manufacturing engineering. In 1993, 1994, 1995 and the nine months ended September 28, 1996, the Company spent approximately $2.4 million, $3.0 million, $4.4 million and $3.4 million, respectively, on research and development, representing 8.6%, 13.0%, 14.7% and 12.7%, respectively, of net sales for such periods. The Company expects that expenditures in support of research and development activity will increase in absolute terms in the near future.


     The Company's ability to compete depends, in part, upon its continued introduction of technologically innovative products on a timely basis. The Company's research and development efforts are directed primarily at designing and introducing new products and technologies. The Company continually upgrades its internal technology while also working with foundries to develop new technologies for new generations of products. In addition, the Company continually refines its manufacturing practices and technology to improve the yields of its products.

     Currently, the Company's major development programs include expanding its proprietary product offerings of electroluminescent drivers and programmable dual and multi-mode transceivers, as well as simultaneously sampling analog-to-digital converters.

MANUFACTURING

     The Company manufactures semiconductor wafers for its dielectric isolation complementary bipolar products in its own facility to optimize the performance of these products and maintain a high degree of manufacturing control. The Company's manufacturing facilities in Milpitas, California include a four-inch wafer fabrication facility and a clean room. The Company's facilities have been certified as ISO-9001 compliant.

     The Company broadens its manufacturing capabilities by using third-party foundries to produce junction isolation BiCMOS processed wafers and CMOS processed wafers. The use of third-party foundries enables the Company to focus on its design strengths and minimize fixed costs and capital expenditures while providing access to diverse manufacturing technologies without bearing the full risk of obsolescence. The Company uses three different third-party foundries to supply fully processed semiconductor wafers for its junction isolation BiCMOS and CMOS products, all of which foundries have been certified as IS0-9001 compliant. Sales of these products collectively represented approximately 25.6% of the Company's net sales in 1994, approximately 38.9% in 1995 and approximately 43.9% in the nine months ended September 28, 1996, and are expected to remain a significant percentage of net sales in the future. The Company believes it has good long-term relationships with its third-party foundry suppliers and such relationships are stable. The Company has qualified or is in the process of qualifying second-source foundries for each of its current third-party foundries in order to continue to be able to support its customers' product needs and to reduce the Company's dependence on any single foundry. However, any sudden demand for increased amounts of semiconductor devices or elimination of existing sources of fully processed semiconductor wafers could result in material delays in the shipment of the Company's products.

     The Company tests integrated circuits or "die" on the wafers produced by the Company and its foundries for compliance with performance specifications before assembly. Following assembly, the packaged units are returned to the Company for final testing and inspection prior to shipment to customers. The Company then performs 100 percent final testing on all circuits using advanced automated test equipment to ensure that the circuits satisfy specified performance levels.

     The Company's commercial products are assembled by a variety of subcontractors in Malaysia, Thailand and other locations in Asia, all of which have been certified as ISO-9002 compliant. These subcontractors may also be subject to capacity, yield and quality problems or may have difficulty obtaining critical raw materials, which could result in disruptions in the supply of assembled products. The Company's reliance on third-party foundries and independent subcontractors involves a number of other risks, including reduced control over delivery schedules, quality assurance and costs. The occurrence of any supply or other problems resulting from such risks could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Outside Third-Party Foundries."

     The Company manufactures its precision high reliability assembled products in Billerica, Massachusetts. The Company is in conformance with stringent quality and reliability requirements for military and aerospace applications.

     The overall semiconductor industry has experienced significant growth, which creates industry-wide capacity shortages and extended lead times for contract assembly, raw wafers, capital equipment, foundry wafers and various other products and services that are critical to the Company's performance. The Company is seeking to establish and maintain critical inventories and alternate sources to minimize the impact of its vendors' capacity limitations and to date has not experienced material shortages or delays. However, there can be no assurance that there will not be future shortages of key services that will materially and adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- The Semiconductor Industry."

     The manufacturing processes utilized by the Company are highly complex and are continuously being modified in an effort to improve yields and product performance. Process changes can result in interruptions in production or significantly reduced yields. In addition, yields can be affected by minute impurities in the environment or other problems that occur in the complex manufacturing process. Many of these problems are difficult to diagnose and time-consuming or expensive to remedy. From time to time, the Company has experienced yield variances. In particular, new process technologies or new products can be subject to especially wide variations in manufacturing yields and efficiency. There can be no assurance that yield variances previously experienced by the Company will not recur or that the Company and its independent foundries will not experience other manufacturing problems that result in product introduction or delivery delays. Although previous fluctuations in yield variances have not materially affected the Company's business, financial condition or results of operations, there can be no assurance that future yield variances and resulting delays would not materially and adversely affect the Company's business and results of operations. The Company is also subject to the risks associated with the shortage of raw materials such as unprocessed wafers and packages used in the manufacture or assembly of the Company's products. See "Risk Factors -- Manufacturing Risks."

     The Company is subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Although the Company believes that its activities conform to presently applicable environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. Increasing public attention has been focused on the environmental impact of semiconductor manufacturing operations, and there can be no assurance that regulatory changes or changes in regulatory interpretation or enforcement will not render compliance more difficult and costly. Any failure of the Company to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject it to significant future liabilities. In addition, although the Company believes that its past operations conformed with then applicable environmental laws and regulations, there can be no assurance that the Company has not in the past violated applicable laws or regulations, which violations could result in remediation or other liabilities, or that past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will not result in remediation or other liabilities under current or future environmental laws or regulations.

     The Company and approximately sixty other potentially responsible parties ("PRPs") received a Notice of Potential Liability from the United States Environmental Protection Agency in June 1993 concerning the Shaffer Landfill Operable Unit of the Iron Horse Park Superfund Site (the "Site") located in Billerica, Massachusetts. In January 1995, federal and Massachusetts governmental authorities filed suit against ten of the PRPs, alleging responsibility for remediation and other costs. The ten PRPs named in the lawsuit, together with a number of other PRPs not named, but not currently including the Company, have been engaged in settlement discussions with such authorities. If the PRP group and the governmental agencies reach a negotiated settlement regarding the clean-up of the Site, there is no assurance that the Company would join such a settlement. The Company believes that it has strong defenses to liability; however, there can be no assurance that the Company will not be pursued with respect to alleged liability for contamination of the Site. The Company anticipates that it would vigorously defend against any such claims. There can be no assurance, however, that any such defenses of any such claims would be successful.

     The future costs in connection with the Site are currently indeterminable due to such factors as the unknown timing and extent of any future remedial actions which may be required, the extent of any liability of the Company and of other potentially responsible parties, and the financial resources of the other potentially responsible parties. See "Risk Factors -- Environmental Regulation."

PATENTS AND INTELLECTUAL PROPERTY

     The Company seeks to protect its proprietary technology through patents and trade secret protection. Currently, the Company holds four United States patents expiring on various dates between the years 1999 and 2014 and has additional pending United States patent applications, although there can be no assurance that any patents will result from these applications. While the Company intends to continue to seek patent coverage for its products and manufacturing technology where appropriate, the Company believes that its success depends more heavily on the technical expertise and innovative abilities of its personnel than on its patent position. Accordingly, the Company also relies on trade secrets and confidential technological know-how in the conduct of its business. There can be no assurance that the Company's patents or applicable trade secret laws will provide adequate protection for the Company's technology against competitors who may develop or patent similar technology or reverse engineer the Company's products. In addition, the laws of certain territories in which the Company's products are or may be developed, manufactured or sold, including Asia, Europe and Latin America, may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. See "Risk Factors -- Patents and Intellectual Property Claims."

     The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Although the Company is not aware of any pending or threatened patent litigation, there can be no assurance that third parties will not assert claims against the Company with respect to existing or future products or technologies and the Company has been subject to such claims in the past. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology. There can be no assurance that licenses will be available on reasonable commercial terms, or at all, with respect to disputed third-party technology. In the event of a successful claim against the Company and the Company's failure to develop or license a substitute technology at a reasonable cost, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Risk Factors -- Patents and Intellectual Property Claims."

COMPETITION

     The analog integrated circuit segment of the semiconductor industry is intensely competitive, and many major semiconductor companies presently compete or could compete in some segment of the Company's market. The Company's primary competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources and broader product lines than Sipex. The Company's current primary competitors in the high-performance segment of the analog circuit market are Analog Devices, Inc., Linear Technology Corp. and Maxim Integrated Products, Inc. As the Company expands its product line, it expects that competition will increase with these and other domestic and foreign companies. Although foreign companies active in the semiconductor market have not traditionally focused on the high performance analog market, many foreign companies have the financial and other resources to participate successfully in these markets, and there can be no assurance that they will not become formidable competitors in the future.

     The Company believes that its ability to compete successfully depends on a number of factors, including the ability to develop and introduce new products rapidly, product innovation, product quality and reliability, product performance, the breadth of its product line, price, technical service and support, adequacy of manufacturing quality and capacity and sources of raw materials, efficiency of production, delivery capabilities and protection of the Company's products by intellectual property laws. The Company believes that product innovation, quality, reliability, performance and the ability to introduce products rapidly are more important competitive factors than price in its target markets because the Company competes primarily at the stage when system manufacturers design analog products into their systems. At the design-in stage, there is less price competition, particularly when there is only one source for the product. The Company believes that, by virtue of its analog expertise and rigorous design methodology, it competes favorably in the areas of rapid product introduction, product innovation, quality, reliability and performance, but it may be at a disadvantage in comparison to larger companies with broader product lines, greater technical and financial resources and greater service and support capabilities. See "Risk Factors -- Competition."

EMPLOYEES


     At September 28, 1996, the Company had 239 full-time employees, including 161 in manufacturing, 34 in research and development, 23 in sales and marketing and 21 in finance and administration. The Company believes that its future success will depend, in part, on its ability to attract and retain qualified technical and manufacturing personnel. This is particularly important in the areas of product design and development, where competition for skilled personnel is intense. None of the Company's employees is subject to a collective bargaining agreement, and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good.


FACILITIES

     The Company leases approximately 47,600 square feet located in Billerica, Massachusetts for manufacturing, research and development, and administration. See "Certain Transactions." In addition, the Company leases approximately 30,500 square feet in Milpitas, California and approximately 12,500 square feet in San Jose, California for manufacture of its DI products. The Company also leases approximately 2,200 square feet for each of its sales offices in Munich, Paris and Tokyo. The Company believes that its current facilities are adequate to meet its current requirements for the near term.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company as of October 1, 1996 are as follows:

                  NAME                    AGE                       POSITION
----------------------------------------  ---     ---------------------------------------------
James E. Donegan........................  51      Chairman of the Board, President, Chief
                                                  Executive Officer and Clerk
Frank R. DiPietro.......................  48      Senior Vice President, Treasurer and Chief
                                                    Financial Officer
Raymond W. B. Chow......................  48      Senior Vice President of Interface Products
Sanford Cohen...........................  58      Senior Vice President of Technology
A. Neal Lambert.........................  54      Senior Vice President of Operations
Daniel Deroux...........................  60      Director
Steward S. Flaschen.....................  70      Director(1)
Manfred Loeb............................  69      Director(1)
Lionel H. Olmer.........................  60      Director(2)
John L. Sprague.........................  65      Director(1)(2)
Philippe van Marcke.....................  51      Director

---------------
(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors are duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

     Each director holds office until that director's successor has been duly elected and qualified. The Company's Board of Directors is divided into three classes. Messrs. Loeb and van Marcke serve in the class whose term expires in 1997; Messrs. Sprague and Olmer serve in the class whose term expires in 1998; and Messrs. Donegan and Deroux serve in the class whose term expires in 1999. Upon expiration of the term of each class of directors, directors comprising such class will be elected for a three-year term at the annual meeting of shareholders in the year in which such term expires.

     Mr. Donegan joined the Company in April 1985 as Chairman of the Board, Chief Executive Officer and President of the Company. Before joining the Company, Mr. Donegan held the position of Group Vice President of the Electronic Components Group at Midland Ross Corporation. Prior to Midland Ross, Mr. Donegan was Vice President and General Manager at Cameron & Barkley and Company. Prior to working at Cameron & Barkley and Company, Mr. Donegan spent ten years with the General Electric Company in various manufacturing positions.

     Mr. DiPietro joined the Company in December 1983 as Chief Financial Officer and Treasurer. He was appointed Vice President of Finance in January 1985 and Senior Vice President in June 1985. From November 1979 to November 1983, Mr. DiPietro served as a Controller at Digital Equipment Corp.

     Mr. Chow joined the Company in October 1988 as Director of Interface Engineering. He was appointed Senior Vice President of Interface Products in August 1994. From March 1982 to October 1988, Mr. Chow was President and Chief Executive Officer of Barvon BiCMOS Technology, Inc. ("Barvon"), a company Mr. Chow founded in 1982 and which was acquired by Sipex in October 1988. Prior to founding Barvon, he served as Director of Engineering at Universal Semiconductor, Inc. from 1979 to 1982. From 1972 to 1979, Mr. Chow was a Design Manager at Intersil, Inc. and Senior Design Engineer at Fairchild Semiconductor.

     Mr. Cohen has been the Company's Senior Vice President of Technology since joining the Company in July 1988. Prior to joining Sipex, Mr. Cohen was a Division Manager at the Charles Stark Draper Laboratory, formerly the Instrumentation Laboratory of the Massachusetts Institute of Technology. He has been a member of several government advisory panels and has designed and developed numerous circuits and systems.

     Mr. Lambert joined the Company in July 1990 as Director of Wafer Fabrication. He was appointed Senior Vice President of Semiconductor Operations in January 1991 and Senior Vice President of Operations in May 1994. He joined the Company after serving as Director of Operations at Cherry Semiconductor.

     Mr. Deroux has been a director of the Company since 1992. From 1963 to 1993, he served Tractebel S.A. in various positions, most recently as the Chief Executive Officer of the Electricity and Gas International Division of Tractebel S.A. Since 1993, Mr. Deroux has served as the Managing Director of American Tractebel Corporation, an affiliate of Tractebel S.A.


     Dr. Flaschen has been a director of the Company since August 1996. From 1986 to the present, Dr. Flaschen has served as President of Flaschen and Davies, a management consulting firm. In addition, Dr. Flaschen is Chairman of the Board of Directors of TranSwitch Corporation, a digital and mixed-signal semiconductor company, Chairman of the Board of Telco Systems, a telecommunications company, a director of Ascent Logic Corp., a systems software company, and an Independent General Partner of Merrill Lynch Venture Capital.


     Mr. Loeb has been a director of the Company from 1982 to 1987 and from 1992 to the present. From 1983 to December 1992, he served as the Executive Director of Tractebel S.A. and Chief Executive Officer of the Electricity and Gas International Division of Tractebel S.A. Since 1993, Mr. Loeb has served as an Advisor Director of Tractebel S.A. and Chairman of American Tractebel Corporation. In addition to serving as a director of the Company, Mr. Loeb currently serves as a director of Telfin S.A., an affiliate of Tractebel S.A.

     Mr. Olmer has been a director of the Company since 1988. From 1985 until the present, he has been a partner in the law firm of Paul, Weiss, Rifkind, Wharton & Garrison, concentrating on international trade law. In addition to serving as a director of the Company, Mr. Olmer currently serves as a director of Dresser Industries, a manufacturer of products and provider of services for the hydrocarbon energy industry.

     Dr. Sprague has been a director of the Company since 1993. He has been the president of John L. Sprague Associates, Inc., a consulting firm, since 1988. In addition to serving as a director of the Company, Dr. Sprague currently serves as a director of Aerovox, Inc., a manufacturer of electronic components, and Allmerica Financial Corporation, a financial services company.

     Mr. van Marcke has been a director of the Company since May 1994. For more than five years prior to the date hereof, Mr. van Marcke served in various management positions with American Tractebel Corporation and since 1993 as its president. In addition to serving as director of the Company, Mr. van Marcke serves as a director of American Tractebel Corporation.

DIRECTOR COMMITTEES AND COMPENSATION

  Director Committees

     The Audit Committee, established in January 1996, consists of Messrs. Olmer and Sprague. The Audit Committee will review with the Company's independent auditors the scope and timing of their audit services and any other services they are asked to perform, the auditor's report on the Company's Consolidated Financial Statements following completion of their audit and the Company's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee will make annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year.

     The Compensation Committee consists of Messrs. Loeb and Drs. Sprague and Flaschen. The Compensation Committee will review and evaluate the compensation and benefits of all officers of the Company, review general policy matters relating to compensation and benefits of employees of the Company and make recommendations concerning these matters to the Board of Directors. The Compensa-tion Committee administers the Company's 1988 Non-Statutory Stock Option Plan, 1991 Non-Statutory Stock Option Plan, 1993 Stock Option and Incentive Plan, 1994 Stock Option and Incentive Plan, the Company's 1996 Incentive Stock Option Plan, 1996 Non-Employee Director Stock Option Plan and 1996 Employee Stock Purchase Plan. See "-- Stock Plans."

  Director Compensation

     Each of the Company's non-employee directors receives $500 for each board meeting held by the Company, whether or not such director attends the meeting, and an additional $1,000 for each meeting attended. The Company's non-employee directors are also reimbursed expenses for each board meeting attended.

     The Company's 1996 Non-Employee Director Stock Option Plan was adopted by the Board of Directors on January 26, 1996 and approved by the Company's shareholders on February 12, 1996. On the commencement of this plan, Messrs. Deroux, Loeb, Olmer, Sprague, and van Marcke were each automatically granted a non-qualified option to purchase 10,000 shares of the Common Stock at an exercise price of $9.50 per share. Upon joining the Board of Directors on August 28, 1996, Dr. Flaschen was automatically granted a non-qualified option to purchase 5,000 shares of the Common Stock at an exercise price of $17.13 per share. See "-- Stock Plans."

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth certain information relating to compensation earned by the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company whose total salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for the year ended December 31, 1995:

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                       COMPENSATION(1)
                                                                       ---------------
                                               ANNUAL COMPENSATION       SECURITIES       ALL OTHER
                                              ----------------------     UNDERLYING      COMPENSATION
        NAME AND PRINCIPAL POSITION           SALARY($)     BONUS($)     OPTIONS(#)         (2)($)
--------------------------------------------  ---------     --------   ---------------   ------------
James E. Donegan............................    226,800      25,000          --              7,298
  Chairman, Chief Executive Officer
  and President
Frank R. DiPietro...........................    150,000      20,000          --              2,869
  Senior Vice President, Treasurer and
  Chief Financial Officer
Raymond W. B. Chow..........................    145,000      15,000          --              3,737
  Senior Vice President of Interface
Products
Sanford Cohen...............................    145,000           0          --              5,572
  Senior Vice President of Technology
A. Neal Lambert.............................    130,000      15,000          --              2,300
  Senior Vice President of Operations

---------------
(1) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive payments during fiscal 1995.

(2) Consists of contributions made by the Company on behalf of the Named Executive Officers to the Company's Tax Deferred Savings Plan and, in the case of Messrs. Donegan, DiPietro and Cohen, insurance premiums paid by the Company.

OPTION EXERCISES AND UNEXERCISED OPTION HOLDINGS

     The following table provides information regarding unexercised stock options held as of December 31, 1995 by each of the Named Executive Officers. None of the Named Executive Officers were granted stock options during the year ended December 31, 1995. No options were exercised by any of the Named Executive Officers during the fiscal year ended December 31, 1995.

             AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES

                                            SHARES OF COMMON STOCK             VALUE OF UNEXERCISED
                                            UNDERLYING UNEXERCISED                 IN-THE-MONEY
                                            OPTIONS AT YEAR-END (#)          OPTIONS AT YEAR-END($)(1)
                                         -----------------------------     -----------------------------
                 NAME                    EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
---------------------------------------  -----------     -------------     -----------     -------------
James E. Donegan.......................    119,396           48,599         1,086,504         442,251
Frank R. DiPietro......................     42,000           48,000           382,200         436,800
Raymond W. B. Chow.....................     20,000           73,750           182,000         671,125
Sanford Cohen..........................     22,000           43,000           200,200         391,300
A. Neal Lambert........................     22,000           43,000           200,200         391,300

---------------
(1) There was no public trading market for the Common Stock as of December 31, 1995. Accordingly, these values have been calculated on the basis of a price of $9.50 per share, the price per share in the Company's initial public offering, which was completed in April 1996, less the applicable exercise price.

EMPLOYMENT AGREEMENTS

     The Company has entered into the following employment agreements with the Named Executive Officers:

     Mr. Donegan and the Company entered into an employment agreement on January 1, 1988. The employment agreement provides that Mr. Donegan will serve as Chairman of the Board, President and Chief Executive Officer of the Company until December 31, 1989 and for consecutive two-year terms thereafter unless the Company provides at least six (6) months advance notice to the contrary prior to expiration of any two year term; however, Mr. Donegan may voluntarily terminate his employment and the Company may terminate his employment at any time for cause. If the Company terminates Mr. Donegan's employment without cause, he will be entitled to the salary and bonus benefits guaranteed under the employment agreement until the end of the employment term. Pursuant to the employment agreement, Mr. Donegan's salary is established annually by the Board of Directors, but may not be less than $210,000 per year and his annual bonus may not exceed $60,000. The amount of his annual bonus is calculated by a formula based upon a comparison of the actual annual consolidated after-tax income or loss of the Company to the budgeted income or loss approved by the Board of Directors for that year. The Company must maintain a term life insurance policy in the amount of $500,000 for Mr. Donegan's designees and a long term disability insurance policy for up to $10,000 per month for the benefit of Mr. Donegan or his designees. Furthermore, Mr. Donegan has agreed that he will not directly or indirectly compete with the Company during the course of his employment and for an additional one-year period thereafter if he voluntarily terminates his employment or is terminated for cause.

     Mr. DiPietro and the Company entered into an employment agreement on January 1, 1988. The employment agreement provides that Mr. DiPietro will serve as a Senior Vice President and Treasurer of the Company until December 31, 1989 and for consecutive two-year terms thereafter unless the Company provides at least six (6) months advance notice to the contrary prior to expiration of any two-year term; however, Mr. DiPietro may voluntarily terminate his employment or the Company may terminate his employment for cause. If the Company terminates Mr. DiPietro's employment without cause, he will be entitled to the salary guaranteed under the employment agreement until the end of the employment term. Pursuant to the employment agreement, Mr. DiPietro's salary is established annually by the Board of

Directors, but may not be less than $96,500 per year. If Mr. DiPietro's employment is terminated for any reason by either party, the employment agreement entitles the Company to retain him as a consultant pursuant to specific terms. Furthermore, Mr. DiPietro has agreed that he will not directly or indirectly compete with the Company during the course of his employment and for an additional one-year period thereafter so long as the Company is continuing to pay either his salary or consulting fees.

     Mr. Chow and the Company entered into an employment agreement on January 1, 1996. The employment agreement provides that Mr. Chow will serve as Senior Vice President of Interface Products of the Company until December 31, 1998 and for consecutive two-year terms thereafter unless the Company provides at least six
(6) months advance notice to the contrary prior to expiration of any two-year term; however, Mr. Chow may voluntarily terminate his employment or the Company may terminate his employment for cause. If the Company terminates Mr. Chow's employment without cause, he will be entitled to the salary guaranteed under the employment agreement until the end of the employment term and he may not directly or indirectly compete with the Company while the Company is continuing to pay his salary. Pursuant to the employment agreement, Mr. Chow's salary is established annually by the Board of Directors, but may not be less than $145,000 per year.

     Mr. Cohen and the Company entered into an employment agreement on July 18, 1988. The employment agreement provides that Mr. Cohen will serve as a Senior Vice President of the Company until August 17, 1990 and for consecutive two-year terms thereafter unless the Company provides at least six (6) months advance notice to the contrary prior to expiration of any two-year term; however, Mr. Cohen may voluntarily terminate his employment or the Company may terminate his employment for cause. If the Company terminates Mr. Cohen's employment without cause, he will be entitled to the salary guaranteed under the employment agreement until the earlier of one year from the date of termination or the obtainment of substantially equivalent employment. Furthermore, Mr. Cohen has agreed that he will not directly or indirectly compete with the Company during such period so long as the Company is continuing to pay his salary. Pursuant to the employment agreement, Mr. Cohen's salary is established annually by the Board of Directors, but may not be less than $135,000 per year.

     Mr. Lambert and the Company entered into an employment agreement on August 1, 1993. The employment agreement provides that Mr. Lambert will serve as Senior Vice President -- West Coast Operations of the Company until July 31, 1995 and for consecutive two year terms thereafter unless the Company provides at least six (6) months advance notice to the contrary. Mr. Lambert may voluntarily terminate his employment or the Company may terminate his employment for cause. If the Company terminates Mr. Lambert's employment without cause, he will be entitled to the salary guaranteed under the employment agreement until the end of the employment term and he may not directly or indirectly compete with the Company while the Company is continuing to pay his salary. Pursuant to the employment agreement, Mr. Lambert's salary is established annually by the Board of Directors, but may not be less than $120,000 per year. Mr. Lambert became Senior Vice President of Operations in May 1994.

STOCK PLANS

     1988 Non-Statutory Stock Option Plan. The Company's 1988 Non-Statutory Stock Option Plan (the "1988 Plan") was adopted by the Board of Directors on October 22, 1988. The 1988 Plan provides for the issuance of a maximum of 62,500 shares of Common Stock pursuant to the grant of non-qualified stock options to employees, officers and other individuals providing services or acting as directors of the Company. Options granted under the 1988 Plan generally vest 20% on the date of grant and an additional 20% annually on each subsequent anniversary of the date of grant.

     As of September 28, 1996, options to purchase 500 shares of Common Stock at an exercise price of $11.00 per share were outstanding under the 1988 Plan. The 1988 Plan is administered by the Compensation Committee of the Board of Directors. No further options may be granted or issued under this plan.

     1991 Non-Statutory Stock Option Plan. The Company's 1991 Non-Statutory Stock Option Plan (the "1991 Plan") was adopted by the Board of Directors on April 12, 1991. The 1991 Plan provides for the issuance of a maximum of 239,245 shares of Common Stock pursuant to the grant of non-qualified stock options in recognition of past services provided by and/or to provide a performance incentive for certain key employees, officers and other individuals providing services or acting as directors of the Company. Options granted under the 1991 Plan generally vest 20% on the date of grant and an additional 20% annually on each subsequent anniversary of the date of grant.

     As of September 28, 1996, options to purchase 173,654 shares of Common Stock at an average exercise price of $0.40 per share were outstanding under the 1991 Plan. The 1991 Plan expired on June 30, 1991 and no further options may be granted under this plan.

     1993 Stock Option and Incentive Plan. The Company's 1993 Stock Option and Incentive Plan (the "1993 Plan") was adopted by the Board of Directors on April 22, 1993 and approved by the Company's shareholders on May 27, 1993. The 1993 Plan provides for the issuance of a maximum of 132,908 shares of Common Stock pursuant to the grant to employees and officers of "incentive stock options" within the meaning of the Internal Revenue Code and the grant of non-qualified stock options to service providers and directors of the Company. Options granted under the 1993 Plan generally vest 20% on the date of grant and an additional 20% annually on each subsequent anniversary of the date of grant.

     As of September 28, 1996, options to purchase 79,500 shares of Common Stock at an average exercise price of $0.40 per share were outstanding under the 1993 Plan. The 1993 Plan is administered by the Compensation Committee of the Board of Directors. No further options may be granted or issued under this plan.

     1994 Stock Option and Incentive Plan. The Company's 1994 Stock Option and Incentive Plan (the "1994 Plan") was adopted by the Board of Directors on October 3, 1994 and approved by the Company's shareholders on May 26, 1995. The 1994 Plan provides for the issuance of a maximum of 593,750 shares of Common Stock pursuant to the grant to employees and officers of "incentive stock options" within the meaning of the Internal Revenue Code and the grant of non-qualified stock options to service providers and directors of the Company. Options granted under the 1994 Plan generally vest 20% on the date of grant and an additional 20% annually on each subsequent anniversary of the date of grant.

     As of September 28, 1996, options to purchase 410,855 shares of Common Stock at an average exercise price of $0.40 per share were outstanding under the 1994 Plan. The 1994 Plan is administered by the Compensation Committee of the Board of Directors. No further options may be granted or issued under this plan.

     1996 Incentive Stock Option Plan. The 1996 Incentive Stock Option Plan ("1996 ISO Plan") was adopted by the Board of Directors on January 26, 1996 and approved by the Company's shareholders on February 12, 1996. The 1996 ISO Plan provides for the grant of options to purchase shares of Common Stock of the Company pursuant to the grant to employees and officers of "incentive stock options" within the meaning of the Internal Revenue Code. The 1996 ISO Plan has reserved for issuance a maximum of 600,000 shares.

     As of September 28, 1996, options to purchase 152,500 shares of Common Stock at a weighted average exercise price of $13.62 per share were outstanding under the 1996 ISO Plan. The 1996 ISO Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 1996 ISO Plan, the Compensation Committee has the authority to select the optionees and determine the terms of the incentive stock options granted, including (i) the number of shares, (ii) option exercise terms, (iii) the duration of the option and (iv) the time, manner and form of payments for exercise of an option. An incentive stock option is not transferable by the optionholder except by will or by the laws of descent and distribution. The exercise price of the grants made under the 1996 ISO Plan cannot be less than the market price of the Common Stock at the date of grant. Generally, no incentive stock option may be exercised more than 90 days following termination of employment unless the termination is due to death or disability, in which case the option is exercisable for a maximum of 180 days after such termination.

     1996 Non-Employee Director Stock Option Plan. The 1996 Non-Employee Director Stock Option Plan (the "1996 Director Option Plan") was adopted by the Board of Directors on January 26, 1996 and approved by the Company's shareholders on February 12, 1996. The 1996 Director Option Plan provides for the grant of options to purchase a maximum of 150,000 shares of Common Stock of the Company to non-employee directors of the Company.

     The 1996 Director Option Plan is administered by the Compensation Committee of the Board of Directors. Upon the commencement of the 1996 Director Option Plan, each director who was not also an employee of the Company and who was a director on January 26, 1996, received an option to purchase 10,000 shares of Common Stock. Any person who becomes a director of the Company after January 26, 1996 shall receive an option to purchase 5,000 shares of Common Stock. Options granted under the 1996 Director Option Plan become exercisable in five equal annual installments beginning on the first anniversary date of the grant provided that the optionee remains a director over five years. Each non-employee director will automatically receive, each year after his or her initial grant, an option to purchase an additional 2,500 shares which will vest annually over five years. All options granted under the 1996 Director Option Plan will have an exercise price equal to the fair market value of the Common Stock on the date of grant. The term of each option will be for a period of ten years from the date of grant. Options may not be assigned or transferred except by will or by the laws of descent and distribution and are exercisable to the extent vested only while the optionee is serving as a director of the Company or within 90 days after the optionee ceases to serve as a director of the Company (except that if a director dies or becomes disabled while he or she is serving as a director of the Company, the option is exercisable for a maximum of 180 days after such death or disability). Pursuant to the 1996 Director Option Plan, Messrs. Deroux, Loeb, Olmer, Sprague and van Marcke were each automatically granted, on January 26, 1996, a non-qualified option to purchase 10,000 shares of Common Stock at an exercise price of $9.50 per share. Upon joining the Board of Directors, Dr. Flaschen was automatically granted, on August 28, 1996, a non-qualified option to purchase 5,000 shares of Common Stock at an exercise price of $17.13 per share.

     1996 Employee Stock Purchase Plan. The 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan") was adopted by the Board of Directors on January 26, 1996 and approved by the Company's shareholders on February 12, 1996. The 1996 Purchase Plan provides for the issuance of a maximum of 250,000 shares of Common Stock pursuant to the exercise of nontransferable options granted to participating employees.

     The 1996 Purchase Plan is administered by the Compensation Committee of the Board of Directors. All employees of the Company, except employees who own five percent or more of the Company's stock, whose employment is 20 hours or more per week and more than five months in any calendar year and who have completed at least one year of employment are eligible to participate in the 1996 Purchase Plan. Employees who own five percent or more of the Company's Common Stock and directors who are not employees of the Company may not participate in the 1996 Purchase Plan. To participate in the 1996 Purchase Plan, an employee must authorize the Company to deduct an amount (not less than one percent nor more than ten percent of a participant's total cash compensation) from his or her pay during the six-month periods commencing on January 1 and July 1 of each year (each a "Plan Period"), but in no case shall an employee be entitled to purchase more than 1,000 shares in any Plan Period. The exercise price for the option for each Plan Period is 85% of the lesser of the market price of the Common Stock on the first or last business day of the Plan Period. If an employee is not a participant on the last day of the Plan Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions will be refunded. An employee's rights under the 1996 Purchase Plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment.

COMPENSATION COMMITTEE -- INTERLOCKS AND INSIDER PARTICIPATION

     Prior to 1996, the Company had no Compensation Committee or any other board committee performing similar functions. Decisions concerning compensation of executive officers were made by the Board of Directors, which included Mr. Donegan, the President and Chief Executive Officer of the Company. In April 1996, the Company established a Compensation Committee of its Board of Directors, which presently consists of Messrs. Loeb and Drs. Sprague and Flaschen.

TAX DEFERRED SAVINGS PLAN

     The Company maintains a Tax Deferred Savings Plan (the "Savings Plan"). All employees of the Company who have completed at least 1,000 hours of service within the year are eligible to participate in the Savings Plan. The Savings Plan provides that each participant may contribute from 1% to 15% of his or her pre-tax compensation (up to a statutorily prescribed annual limit, $9,500 in 1996) to the Savings Plan. The percentage elected by certain highly compensated participants may be required to be lower. All amounts contributed to the Savings Plan by employee participants and earnings on these contributions are fully vested at all times. The Company makes matching contributions of 50% of the first 6% of a participant's contribution. Such Company contributions become fully vested upon a participant's completion of 6 years of service. Employee participants may elect to invest their contributions in various established funds, which include fixed income, growth and equity funds.

                              CERTAIN TRANSACTIONS

     On December 31, 1993, $5.0 million in principal of a promissory note and $400,000 of interest owed by the Company to American Tractebel Corporation ("American Tractebel"), an affiliate of Tractebel S.A., was forgiven by American Tractebel.

     During 1993 and 1994, Compagnie Europeenne de Financement S.A. ("CEF"), an affiliate of Tractebel S.A., advanced $1.8 million and $1.2 million to the Company in exchange for an unsecured subordinated promissory note. These loans were extended on January 29, 1996 and mature on February 28, 1997. These borrowings bear interest at the LIBOR three month rate plus a margin of 0.75%. At March 30, 1996, the interest rate on these loans was approximately 6.24%. The Company repaid this debt in full in April 1996.

     On April 6, 1995, American Tractebel agreed to advance up to $1.0 million to the Company in exchange for a subordinated promissory note bearing interest at 7.0% per annum and payable in monthly installments from May 1, 1995 through April 30, 2000 when any outstanding amounts under the note are due. Effective September 22, 1995, American Tractebel agreed to advance an additional $500,000 to the Company, for an aggregate advance of $1.5 million, on the same terms as the initial $1.0 million advance. The note is secured by certain equipment owned by the Company. The Company repaid this debt in full in April 1996.

     On August 10, 1995, American Tractebel advanced $300,000 to the Company in exchange for an unsecured subordinated promissory note bearing interest at 7.0% per annum and due January 1, 1997. The Company repaid this debt in full in April 1996.

     Pursuant to an Agreement of Lease, dated January 31, 1996, the Company leases its Billerica facility of approximately 47,600 square feet from ATC Billerica Corporation, an affiliate of Tractebel S.A. Under a previous lease, the Company paid rent to ATC Billerica Corporation in the amounts of $261,600, $216,450 and $67,393 for 1993, 1994 and 1995, respectively. Under the Agreement of Lease, the Company will pay monthly rent of $9,917 for the first year of the lease, which payments are subject to an annual escalation. The Agreement of Lease expires on January 31, 2001, subject to an option of the Company to extend such lease for an additional five-year period.

     The Company's Revolving Credit Agreement with Generale Bank, as amended in February 1996, provided for a $7.5 million line of credit due February 28, 1997, secured by the Company's inventories and accounts receivable and bearing interest at Generale Bank's prime rate plus a commitment fee in the amount of 0.25% per annum of the unused amount. As of March 30, 1996, the Company had approximately $7.5 million outstanding under the line of credit. Generale Bank is approximately 26% owned by Societe Generale de Belgique S.A., which in turn owns approximately 40% of the outstanding capital stock of Tractebel S.A. The Company repaid this line of credit in full in April 1996 and terminated this agreement with Generale Bank at that time.

     The Company has adopted a policy whereby all future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and will be approved by a majority of the disinterested members of the Company's Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 28, 1996 and as adjusted to reflect the sale of the shares offered hereby (i) by each person or entity known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each director of the Company, (iii) by each of the Named Executive Officers and (iv) by all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, each person or entity listed below maintains a mailing address at c/o
SIPEX Corporation, 22 Linnell Circle, Billerica, Massachusetts 01821 and has sole voting and investment power over the shares of Common Stock shown as beneficially owned, except to the extent authority is shared by spouses under applicable law.


                                           SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                               OWNED PRIOR                             OWNED
                                              TO OFFERING(1)       NUMBER OF     AFTER OFFERING(1)
                                           --------------------     SHARES      --------------------
NAME AND ADDRESS OF BENEFICIAL OWNER        NUMBER      PERCENT     OFFERED      NUMBER      PERCENT
------------------------------------       ---------    -------    ---------    ---------    -------
Tractebel S.A. and affiliate(2)..........  3,928,986      56.3%    2,000,000    1,928,986      24.2%
  Place du Trone 1
  1000 Brussels, Belgium
James E. Donegan(3)......................    117,995       1.7%           --      117,995       1.5%
Frank R. DiPietro(4).....................     20,250       *              --       20,250       *
Raymond W. B. Chow(5)....................     10,000       *              --       10,000       *
Sanford Cohen(6).........................      5,000       *              --        5,000       *
A. Neal Lambert(7).......................          0       --             --            0       --
Manfred Loeb(8)..........................      3,000       *              --        3,000       *
Lionel H. Olmer(9).......................      1,000       *              --        1,000       *
Daniel Deroux(10)........................      1,000       --             --        1,000       --
Steward S. Flaschen(11)..................          0       --             --            0       --
John L. Sprague(12)......................          0       --             --            0       --
Philippe van Marcke(13)..................          0       --             --            0       --
All directors and officers as a group (11
  persons)(14)...........................    158,245       2.2%           --      158,245       1.9%

---------------
  *  Less than 1.0% of the outstanding Common Stock.

 (1) The number of shares of Common Stock deemed outstanding prior to this offering includes 6,980,846 shares of Common Stock outstanding as of September 28, 1996. The number of shares of Common Stock deemed outstanding after this offering includes an additional 1,000,000 shares of Common Stock which are being offered for sale by the Company.

 (2) Includes 3,552,362 shares of Common Stock owned by Tractebel S.A. and 376,624 shares of Common Stock owned by Telfin S.A., an affiliate of Tractebel S.A. Telfin S.A. is selling all of its shares of Common Stock and Tractebel S.A. is selling 1,623,376 shares of Common Stock in this offering.


 (3) Includes 112,995 shares issuable pursuant to stock options which are exercisable prior to November 27, 1996. Excludes 35,000 shares issuable pursuant to stock options which are exercisable after November 27, 1996.



 (4) Includes 18,500 shares issuable pursuant to stock options which are exercisable prior to November 27, 1996. Also includes 250 shares of Common Stock owned by Mr. DiPietro's son, as to which shares he disclaims beneficial ownership. Excludes 55,000 shares issuable pursuant to stock options which are exercisable after November 27, 1996.

 (5) Excludes 80,000 shares issuable pursuant to stock options which are exercisable after November 27, 1996.



 (6) Includes 5,000 shares issuable pursuant to stock options which are exercisable prior to November 27, 1996. Excludes 40,000 shares issuable pursuant to stock options exercisable after November 27, 1996.



 (7) Excludes 40,000 shares issuable pursuant to stock options which are exercisable after November 27, 1996.


 (8) Excludes all shares held by Tractebel S.A. and Telfin S.A. with which Mr. Loeb is affiliated and as to whose shares he disclaims beneficial ownership of, except to the extent of any individual interest in such entities. Excludes 10,000 shares issuable pursuant to stock options exercisable after November 27, 1996.

 (9) Excludes 10,000 shares issuable pursuant to stock options exercisable after November 27, 1996.

(10) Excludes all shares held by Tractebel S.A. and Telfin S.A. with which Mr. Deroux is affiliated and as to whose shares he disclaims beneficial ownership of, except to the extent of any individual interest in such entities. Excludes 10,000 shares issuable pursuant to stock options exercisable after November 27, 1996.

(11) Excludes 5,000 shares issuable pursuant to stock options exercisable after November 27, 1996.

(12) Excludes 10,000 shares issuable pursuant to stock options exercisable after November 27, 1996.

(13) Excludes all shares held by Tractebel S.A. and Telfin S.A., with which Mr. van Marcke is affiliated and as to whose shares he disclaims beneficial ownership of, except to the extent of any individual interest in such entities. Excludes 10,000 shares issuable pursuant to stock options exercisable after November 27, 1996.

(14) Includes 136,495 shares issuable pursuant to stock options which are exercisable prior to November 27, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     As of September 28, 1996, there were 6,980,846 shares of Common Stock outstanding and held of record by approximately 107 shareholders. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 1,000,000 shares of Common Stock offered by the Company, there will be 7,980,846 shares of Common Stock outstanding upon the closing of this offering.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Upon the closing of this offering, there will be no shares of Preferred Stock outstanding.

PREFERRED STOCK

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

MASSACHUSETTS LAW AND CERTAIN PROVISIONS OF THE COMPANY'S RESTATED ARTICLES OF ORGANIZATION AND RESTATED BY-LAWS; ANTI-TAKEOVER EFFECTS

     The Company is subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. Under Chapter 110F, a Massachusetts corporation with 200 or more shareholders may not engage in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless (i) prior to such date, the Board of Directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which results in the shareholder becoming an interested shareholder, the interested shareholder owns at least 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation), or (iii) on or subsequent to such date, the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder). An "interested shareholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other specified transactions resulting in a financial benefit to the interested shareholder.

     Massachusetts General Laws Chapter 156B, Section 50A requires that publicly held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects not to be covered by Section 50A. The Company's Restated By-Laws, as amended, (the "Restated By-Laws") contain provisions which give effect to
Section 50A. See "Management -- Executive Officers and Directors." The Restated By-Laws also include a provision excluding the Company from the applicability of Chapter 110D of the Massachusetts General Laws. Under Chapter 110D, any shareholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation subject to the statute may not vote such stock unless shareholders holding a majority of the outstanding voting stock (excluding the interested shares) of the corporation so authorize. The Board of Directors may amend the Company's Restated By-Laws at any time to subject the Company to this statute prospectively.

     Massachusetts General Laws Chapter 156B, Section 67 provides that a corporation may indemnify its directors and officers to the extent specified in or authorized by (i) the articles of organization, (ii) a by-law adopted by the shareholders, or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. In all instances, the extent to which a corporation provides indemnification to its directors and officers under Section 67 is optional. Massachusetts General Laws Chapter 156B,
Section 67 forbids the indemnification of any person with respect to any matter to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. The United States Securities and Exchange Commission has advised the Company that in its view indemnification of directors and officers for violations of federal securities law is against public policy and is therefore, unenforceable. If such a claim for indemnification arises in the absence of controlling precedent overruling the Securities and Exchange Commission's view, the Company has agreed to submit the question to a court of appropriate jurisdiction.

     The Company's Restated By-Laws indemnify the directors and officers against liabilities arising out of legal proceedings brought against them by reason of their status as directors and officers or by reason of their agreeing to serve, at the request of the Company, as a director or officer of another organization. Under the Restated By-Laws, each director and officer shall be indemnified by the Company for all costs and expenses (including attorneys' fees), judgments, liabilities and amounts paid in settlement of such proceedings, even if he is not successful on the merits, if he acted in good faith in the reasonable belief that his action was in the best interest of the Company. The Board of Directors may authorize advancing litigation expenses to a director or officer at his request upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that he is not entitled to indemnification for such expense. The Restated By-Laws provide that the directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended. In addition, the Amended and Restated Articles of Organization of the Company (the "Restated Articles") provide that the directors of the Company will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

     The Restated Articles provide that any amendment to the Restated Articles, the sale, lease or exchange of all or substantially all of the Company's property and assets, or the merger or consolidation of the Company into or with any other corporation may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, provided that the transactions have been authorized by a majority of the members of the Board of Directors and the requirement of any other applicable provisions of the Restated Articles have been met. In addition, the Restated Articles provide that shares of the Company's Preferred Stock may be issued in the future without shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The Company's Restated By-Laws further provide that special meetings of shareholders may only be called by the President or a majority of the Board of Directors, or by the Clerk upon the written request of the holders of at least 40% of the Company's outstanding Common Stock. See " -- Preferred Stock."

     The Company has entered into separate indemnification agreements with each of its directors and executive officers, whereby the Company agreed, among other things, (i) to indemnify them to the fullest extent permitted by the Business Corporation Law of the Commonwealth of Massachusetts, subject to specified limitations, against certain liabilities actually and reasonably incurred by them in any proceeding in which they are a party that may arise by reason of their status as directors, officers, employees or agents or may arise by reason of their serving as such at the request of the Company for another entity and
(ii) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company intends to enter into similar separate indemnification agreements with any directors or officers who may join the Company in the future. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Boston EquiServe, L.P., Boston, Massachusetts.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock in the public market following the offering (pursuant to Rule 144 of the Securities Act or otherwise), as well as the issuance of shares upon exercise of employee stock options, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. The Company and all of its executive officers and directors, who will hold in the aggregate 21,500 shares of Common Stock and exercisable options to purchase 181,495 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Alex. Brown & Sons Incorporated, offer, sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of the offering, except, with respect to the Company, (i) shares of Common Stock issued pursuant to the exercise of outstanding options and (ii) options granted to its employees, officers and directors under its existing employee stock option plans so long as none of such options become exercisable during said 90 day period. Tractebel S.A. will hold 1,972,986 shares of Common Stock after the offering, and has agreed that it will not, without the prior written consent of Alex. Brown & Sons Incorporated, sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of this offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, UBS Securities LLC and Adams, Harkness & Hill,
Inc., have severally agreed to purchase from the Company and the Selling
Shareholders the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the front cover of this Prospectus:


                                                                                   NUMBER OF
UNDERWRITER                                                                         SHARES
-----------                                                                        ---------
Alex. Brown & Sons Incorporated..................................................  1,000,000
UBS Securities LLC...............................................................  1,000,000
Adams, Harkness & Hill, Inc......................................................  1,000,000
                                                                                   ---------
  Total..........................................................................  3,000,000
                                                                                   =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.


     The Company and the Selling Shareholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.70 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.


     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


     The Company and all executive officers and directors of the Company who will hold in the aggregate 21,500 shares of Common Stock and exercisable options to purchase 181,495 shares of Common Stock after the offering, have agreed that they will not, directly or indirectly, without the prior written consent of Alex. Brown & Sons Incorporated, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company for a period of 90 days after the date of this Prospectus. Tractebel S.A. will hold 1,928,986 shares of Common Stock after the offering, and has agreed that it will not, directly or indirectly, without the prior written consent of Alex. Brown & Sons Incorporated, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company for a period of 90 days after the date of this Prospectus.

     The Representatives of the Underwriters have advised the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1933, as amended (the "Exchange Act") during the two business day period before the commencement of offers or sales of the Common Stock in this offering. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered before the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and for the year ended December 31, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Company as of December 31, 1994 and for each of the two years in the period ended December 31, 1994 included herein and in the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein. The report of Ernst & Young LLP covering the financial statements for the year ended December 31, 1994 contains an explanatory paragraph that states that the Company has incurred substantial losses in each of the last five years, had negative cash flow from operations in 1994 and has a stockholders' deficit at December 31, 1994 and that these conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Such consolidated financial statements and selected financial data are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     The Company retained KPMG Peat Marwick LLP as its independent auditors and replaced Ernst & Young LLP on September 15, 1995. The report of Ernst & Young LLP on the Company's financial statements for the year ended December 31, 1994 contained an explanatory paragraph about the Company's ability to continue as a going concern. Since the initial engagement of Ernst & Young LLP for the year ended December 31, 1988 and through the date of replacement, there were no disagreements between the Company and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The change in independent accountants was approved by the Board of Directors.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-1 (including all amendments and exhibits thereto, the "Registration Statement"), under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith as a part thereof. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at certain of its Regional Offices located at 7 World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Chicago, IL 60661. Copies of all or any part thereof may be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, Washington, DC 20549 upon payment of the prescribed fees.

     The Company intends to furnish to its shareholders annual reports containing Consolidated Financial Statements audited by an independent accounting firm and quarterly reports containing unaudited Consolidated Financial Statements for the first three quarters of each fiscal year.

                               SIPEX CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

Independent Auditors' Reports.........................................................  F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets at December 31, 1994 and 1995 and (unaudited) September
     28,
     1996.............................................................................  F-5
  Consolidated Statements of Operations for the year ended December 31, 1993, 1994 and
     1995 and (unaudited) for the nine months ended September 30, 1995 and September
     28, 1996.........................................................................  F-6
  Consolidated Statements of Stockholders' Equity (Deficit) for the year ended
     December 31, 1993, 1994 and 1995 and (unaudited) for the nine months ended
     September 28, 1996...............................................................  F-7
  Consolidated Statements of Cash Flows for the year ended
     December 31, 1993, 1994 and 1995 and (unaudited) for the nine months ended
     September 30, 1995 and September 28, 1996........................................  F-8
  Notes to Consolidated Financial Statements..........................................  F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Sipex Corporation:

     We have audited the accompanying consolidated balance sheet of Sipex Corporation (the Company) as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sipex Corporation as of December 31, 1995, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

Boston, Massachusetts
February 12, 1996

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Sipex Corporation

We have audited the accompanying consolidated balance sheet of Sipex Corporation (the Company) as of December 31, 1994, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sipex Corporation as of December 31, 1994 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Sipex Corporation will continue as a going concern. As more fully described in Note 1, the Company has incurred substantial losses in each of the last five years, had negative cash flow from operations in 1994 and has a stockholders' deficit at December 31, 1994. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 3, 1995

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Sipex Corporation

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Sipex Corporation (the Company) for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Sipex Corporation for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

/s/  ERNST & YOUNG LLP

Boston, Massachusetts
January 31, 1994

                               SIPEX CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                              SEPTEMBER 28,
                                                                     DECEMBER 31,             --------------
                                                            ------------------------------         1996
                        ASSETS                                  1994              1995        --------------
-------------------------------------------------------     ------------      ------------     (UNAUDITED)
Current assets:
  Cash and cash equivalents............................     $    175,783      $    257,349     $  3,654,074
  Accounts receivable, less allowances of $200,000,
    $240,000 and $480,000 in 1994, 1995 and September
    28, 1996, respectively.............................        4,014,249         5,233,724        5,012,414
  Inventories..........................................        5,459,208         7,414,386       11,774,333
  Prepaid expenses.....................................          107,709           225,121          123,841
                                                            -------------     -------------     -----------
         Total current assets..........................        9,756,949        13,130,580       20,564,662
Property, plant and equipment, net.....................        1,860,735         2,448,108        2,873,922
Intangible assets, net.................................        1,409,969                --               --
Other assets...........................................          332,569           291,006          292,221
                                                            -------------     -------------     -----------
         Total assets..................................     $ 13,360,222      $ 15,869,694     $ 23,730,805
                                                            =============     =============     ===========

    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
-------------------------------------------------------
Current liabilities:
  Current portion of long-term debt....................     $     83,761      $    209,437     $    200,521
  Accounts payable.....................................        2,500,919         3,921,715        2,990,772
  Accrued expenses.....................................        1,230,425         1,692,149        1,464,982
                                                            ------------      ------------    --------------
         Total current liabilities.....................        3,815,105         5,823,301        4,656,275
Long-term debt, net of current portion.................          212,486           220,654           77,917
Long-term debt to affiliates...........................        9,400,019        11,709,710               --
                                                            ------------      ------------    --------------
         Total liabilities.............................       13,427,610        17,753,665        4,734,192
                                                            ------------      ------------    --------------
Stockholders' equity (deficit):
  Preferred stock, $.01 par value, no shares
    authorized, issued or outstanding in 1994 and 1995,
    1,000,000 shares authorized and no shares issued or
    outstanding at September 28, 1996..................               --                --               --
  Common stock, $.01 par value, authorized 40,000,000
    shares, issued and outstanding 4,681,186,
    4,685,306, 6,980,846 shares in 1994, 1995 and
    September 28, 1996, respectively...................           46,812            46,853           69,808
  Additional paid-in capital...........................       45,466,202        45,467,658       63,734,140
  Accumulated deficit..................................      (45,778,625)      (47,581,304)     (44,975,469)
  Cumulative translation adjustment....................          198,223           182,822          168,134
                                                            ------------      ------------    --------------
         Total stockholders' equity (deficit)..........          (67,388)       (1,883,971)      18,996,613
                                                            ------------      ------------    --------------
         Total liabilities and stockholders' equity
           (deficit)...................................     $ 13,360,222      $ 15,869,694     $ 23,730,805
                                                            =============     =============   ================

          See accompanying notes to consolidated financial statements.

                               SIPEX CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,             ------------------------------
                             -----------------------------------------    SEPTEMBER 30,    SEPTEMBER 28,
                                1993           1994           1995            1995             1996
                             -----------    -----------    -----------    -------------    -------------
                                                                                   (UNAUDITED)
Net sales..................  $27,532,865    $22,822,678    $29,978,525     $21,912,327      $27,169,092
Cost of sales..............   22,384,486     18,230,488     19,078,986      14,053,609       15,835,617
                             -----------    -----------    -----------     -----------      -----------
          Gross profit.....    5,148,379      4,592,190     10,899,539       7,858,718       11,333,475
Operating expenses:
  Research and
     development...........    2,357,390      2,960,329      4,399,490       3,315,698        3,438,954
  Marketing and selling....    4,174,059      4,077,855      4,244,872       3,193,752        3,348,928
  General and
     administrative........    1,956,485      1,894,023      1,905,849       1,501,890        1,528,500
  Write-off of intangible
     assets................           --             --      1,319,970       1,319,970               --
                             -----------    -----------    -----------     -----------      -----------
          Total operating
            expenses.......    8,487,934      8,932,207     11,870,181       9,331,310        8,316,382
                             -----------    -----------    -----------     -----------      -----------
Income (loss) from
  operations...............   (3,339,555)    (4,340,017)      (970,642)     (1,472,592)       3,017,093
Other income (expense):
  Interest expense.........     (493,616)      (605,152)      (909,894)       (671,140)        (154,324)
  Other, net...............      124,233        143,277        105,144         127,129         (172,765)
                             -----------    -----------    -----------     -----------      -----------
                                (369,383)      (461,875)      (804,750)       (544,011)        (327,089)
                             -----------    -----------    -----------     -----------      -----------
Income (loss) before income
  taxes....................   (3,708,938)    (4,801,892)    (1,775,392)     (2,016,603)       2,690,004
Income tax expense
  (benefit)................       11,594        (93,171)        27,287          17,000           84,169
                             -----------    -----------    -----------     -----------      -----------
Net income (loss)..........  $(3,720,532)   $(4,708,721)   $(1,802,679)    $(2,033,603)     $ 2,605,835
                             ===========    ===========    ===========     ===========      ===========
Net income (loss) per
  common and common
  equivalent share.........  $     (0.78)   $     (0.99)   $     (0.38)    $     (0.43)     $      0.38
                             ===========    ===========    ===========     ===========      ===========
Weighted average common
  stock and common stock
  equivalents
  outstanding..............    4,757,671      4,757,671      4,759,727       4,754,123        6,861,657
                             ===========    ===========    ===========     ===========      ===========

          See accompanying notes to consolidated financial statements.

                               SIPEX CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                      COMMON STOCK
                                   -------------------                                                 TOTAL
                                                $.01     ADDITIONAL                   CUMULATIVE   STOCKHOLDERS'
                                   NUMBER OF     PAR       PAID-IN     ACCUMULATED    TRANSLATION     EQUITY
                                    SHARES      VALUE      CAPITAL       DEFICIT      ADJUSTMENT     (DEFICIT)
                                   ---------   -------   -----------   ------------   ----------   -------------
Balance at
  December 31, 1992..............  4,681,186   $46,812   $40,466,202   $(37,349,372)   $218,632     $ 3,382,274
  Capital contributed in
     connection with debt
     forgiveness.................                          5,000,000                                  5,000,000
  Net loss.......................                                        (3,720,532)                 (3,720,532)
  Currency translation
     adjustments.................                                                        64,266          64,266
                                   ----------  -------   -----------   ------------    --------      ----------
Balance at
  December 31, 1993..............  4,681,186    46,812    45,466,202    (41,069,904)    282,898       4,726,008
  Net loss.......................                                        (4,708,721)                 (4,708,721)
  Currency translation
     adjustment..................                                                       (84,675)        (84,675)
                                   ----------  -------   -----------   ------------    --------      ----------
Balance at
  December 31, 1994..............  4,681,186    46,812    45,466,202    (45,778,625)    198,223         (67,388)
  Acquisition of treasury
     stock.......................     (3,378)      (34)       (1,316)                                    (1,350)
  Issuance of common stock under
     option plans................      7,498        75         2,772                                      2,847
  Net loss.......................                                        (1,802,679)                 (1,802,679)
  Currency translation
     adjustment..................                                                       (15,401)        (15,401)
                                   ----------  -------   -----------   ------------    --------      ----------
Balance at
  December 31, 1995..............  4,685,306    46,853    45,467,658    (47,581,304)    182,822      (1,883,971)
  Issuance of common stock
     through initial public
     offering and option plans...  2,295,540    22,955    18,266,482                                 18,289,437
  Net income.....................                                         2,605,835                   2,605,835
  Currency translation
     adjustment..................                                                       (14,688)        (14,688)
                                   ----------  -------   -----------   ------------    --------      ----------
Balance at
  September 28, 1996
  (unaudited)....................  6,980,846   $69,808   $63,734,140   $(44,975,469)   $168,134     $18,996,613
                                   ==========  =======   ===========   ============    ========      ==========

          See accompanying notes to consolidated financial statements.

                               SIPEX CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,          ----------------------------
                                                    ---------------------------------------  SEPTEMBER 30,  SEPTEMBER 28,
                                                       1993          1994          1995          1995           1996
                                                    -----------   -----------   -----------  -------------  -------------
                                                                                                     (UNAUDITED)
Operating activities:
  Net income (loss)................................ $(3,720,532)  $(4,708,721)  $(1,802,679)  $(2,033,603)   $ 2,605,835
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating
    activities:
      Depreciation and amortization................   2,068,647     1,415,845     2,297,550     2,200,131        760,878
      Loss on sale of machinery and equipment......      30,835        84,901            --            --             --
      Allowance for receivables....................      98,994       110,000       166,000       161,998        270,000
    Changes in assets and liabilities:
      (Increase) decrease in accounts receivable...     815,841      (325,206)   (1,248,355)   (1,118,410)       (48,690)
      (Increase) decrease in inventories...........   2,481,054       580,358    (1,951,792)     (623,458)    (4,359,947)
      (Increase) decrease in prepaid expenses......      14,887        42,099       (74,598)       14,535        101,278
      Decrease in other assets.....................      63,814        54,547         3,818            --             --
      Increase (decrease) in accounts payable......    (622,756)      844,894     1,274,176      (286,553)      (930,943)
      Increase (decrease) in accrued expenses......      89,667      (263,802)      442,646       596,712       (227,167)
                                                     ----------    ----------    ----------
         Net cash provided by (used in) operating
           activities..............................   1,320,451    (2,165,085)     (893,234)   (1,088,648)    (1,828,756)
Investing activities:
  Purchases of property, plant and equipment.......    (373,296)     (443,644)   (1,213,760)     (590,759)    (1,187,906)
                                                     ----------    ----------    ----------
         Net cash used in investing activities.....    (373,296)     (443,644)   (1,213,760)     (590,759)    (1,187,906)
Financing activities:
  Proceeds from (payments of) long-term debt.......  (2,599,981)    1,613,162       786,819     1,909,691    (11,709,710)
  Proceeds from issuance of common stock, net......          --            --         1,497        (1,189)    18,289,437
  Payment of capital lease obligations.............     (28,807)     (154,595)     (105,074)     (150,866)      (151,653)
  Payment of promissory note.......................    (300,000)           --            --            --             --
  Proceeds from issuance of subordinated debt......   1,800,000     1,200,000     1,509,710            --             --
                                                     ----------    ----------    ----------
         Net cash provided by (used in) financing
           activities..............................  (1,128,788)    2,658,567     2,192,952     1,757,636      6,428,074
Effect of foreign currency exchange rate changes on
  cash and cash equivalents........................       3,985      (154,574)       (4,392)      (21,982)       (14,687)
                                                     ----------    ----------    ----------
Increase (decrease) in cash and cash equivalents...    (177,648)     (104,736)       81,566        56,247      3,396,725
Cash and cash equivalents at beginning of period...     458,167       280,519       175,783       175,783        257,349
                                                     ----------    ----------    ----------
Cash and cash equivalents at end of period......... $   280,519   $   175,783   $   257,349   $   232,030    $ 3,654,074
                                                     ==========    ==========    ==========
Supplemental cash flow disclosure:
  Capital contribution from affiliate.............. $ 5,000,000   $        --   $        --   $        --    $        --
  Cash paid during the period for:
    Income taxes...................................      11,594        15,126        11,755        11,755         48,168
    Interest....................................... $   446,636   $   406,176   $   817,697   $   499,496    $   421,026
                                                     ==========    ==========    ==========
Supplemental disclosure of non-cash investing
  activities:
  Acquisition of assets from capital lease
    obligations.................................... $   233,906   $   232,581   $   252,080   $ 1,320,000    $        --
                                                     ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                               SIPEX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     Sipex Corporation (the Company) is a majority-owned subsidiary of Tractebel, S.A. (the Parent). Sipex designs, manufactures and markets a wide variety of analog integrated circuits which are focused on niche applications within the computer and computer networking, industrial controls, test equipment, telecommunications and electronic product markets. The Company operates in the analog segment of the semiconductor industry. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

     During the last five fiscal years, the Company has incurred losses which management believes are attributable to reductions in defense spending by the federal government, coupled with significant continuing investments by the Company in new product development which, if they continue to be successful, will enable the sale of products with broader commercial application. During this period, capital required to effect this transition has been provided by the Parent, affiliates and a revolving line of credit from Generale Bank. At December 31, 1994, the Company was not assured of being able to secure adequate financing to fund operations for the coming year.

     During 1995, the Company's commercial sales increased from $14,000,000 to $24,000,000. This increase resulted in the Company's achieving profitable operations in the third and fourth quarters of 1995 (unaudited). However, the ultimate success of the Company is dependent upon its ability to secure adequate financing to fund future growth and to achieve profitable operations. The Company believes that cash flow from operations, existing borrowing arrangements and additional equity (see note 12) or other financing will be sufficient to fund operations for the next eighteen months.

     Revenue Recognition

     Revenue from product sales is recognized at the time of shipment. Revenue from engineering service contracts is recorded as performance or other contractually specified milestones are reached. Additionally, the Company accrues for estimated sales returns upon shipment.

     Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid debt securities with an original maturity of three months or less to be cash equivalents.

     Inventories

     Inventories are stated at the lower of cost or market. Costs are determined using the first-in, first-out method.

                               SIPEX CORPORATION

                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation is provided by using the straight-line and accelerated methods over their useful lives as follows:

                                                                          USEFUL LIVES
                                                                          ------------
        Machinery and equipment.........................................  2-10 years
        Furniture, fixtures and office equipment........................  5-10 years
        Building and leasehold improvements.............................  Lease term

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the carrying amount of an asset cannot be fully recovered, an impairment loss is recognized.

     Intangibles

     The intangible assets pertained principally to the acquisition by the Company of certain businesses involved in the development and design of custom and standard products with military applications. Amortization was recorded using the straight-line method over a period of 10 years. At December 31, 1994, accumulated amortization totaled $2,596,508. In June 1995, the Company was notified by its customer that the customer would not be receiving any additional follow-on orders for the purchase of certain military products relating to the processes acquired with the aforementioned businesses. The Company consequently commenced a review of the net realizable value of the related intangibles assets. In view of the significant reduction in sales and cash flows relating to this product line, coupled with the growth in the Company's commercial product sales which utilize a different process technology, the decision was made in 1995 to write-off the remaining book value assigned to intangible assets.

     Foreign Currency Translation

     Foreign currency assets and liabilities are translated into dollars at current rates, and revenues, costs and expenses are translated at average rates during each reporting period. Gains or losses resulting from foreign currency transactions are included in earnings currently, while those resulting from translation of financial statements are shown as a separate component of stockholders' equity. Such transaction gains and losses are immaterial for all periods presented.

     Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"). Pursuant to FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                               SIPEX CORPORATION

                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

     Concentration of Credit Risk

     Financial instruments of the Company consist of cash, accounts receivable, accounts payable and bank indebtedness. The carrying amounts of these financial instruments approximate their fair value. The write-offs to accounts receivable were $171,000 and $6,000 for the years ended December 31, 1994 and 1995, respectively.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Unaudited Interim Consolidated Financial Statements

     The consolidated financial statements as of and for the nine months ended September 30, 1995 and September 28, 1996 are unaudited; however, they include all adjustments (consisting of normal recurring adjustments) considered necessary by management for a fair presentation of the financial position and results of operations for these periods. The result of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

     Net Income (Loss) Per Share

     Net income (loss) per share is based upon the weighted average number of common and common equivalent shares outstanding (using the treasury stock method) after certain adjustments described below. Common equivalent shares, consisting of outstanding stock options, are included in the per share calculations where the effect of their inclusion would be dilutive. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common and common equivalent shares issued at prices less than the initial public offering price during the twelve-month period prior to the initial filing of the Registration Statement for the initial public offering have been included in the calculation as if they were outstanding for all periods using the treasury stock method and the aforementioned assumed initial public offering price. Fully diluted income (loss) per share approximates primary income (loss) per share.

     New Accounting Pronouncement

     In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which established financial accounting and reporting standards for stock-based employee compensation plans. Companies are encouraged, rather than required, to adopt a new method that accounts for stock compensation awards based on their fair value using an option pricing model. Companies that do not adopt this new method will be required to make pro forma footnote disclosures of net income as if the fair value-based method of accounting required by SFAS No. 123 had been applied. The Company adopted SFAS No. 123 beginning in fiscal year 1996. Adoption of this pronouncement did not have a material impact on the Company's financial position or results of operations because the Company intends to make pro forma footnote disclosures in its financial statements as of and for the year ending December 31, 1996 instead of adopting the new accounting method.

                               SIPEX CORPORATION

                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

(2) INVENTORIES

     Inventories were as follows:

                                                                            SEPTEMBER 28,
                                                 1994           1995            1996
                                              ----------     ----------     -------------
        Raw materials.......................  $2,180,005     $3,315,490      $ 5,593,896
        Work-in-process.....................   1,895,569      3,117,454        4,209,357
        Finished goods......................   1,383,634        981,442        1,971,080
                                              ----------     ----------       ----------
                                              $5,459,208     $7,414,386      $11,774,333
                                              ==========     ==========       ==========

(3) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment were as follows:

                                                                            SEPTEMBER 28,
                                               1994            1995             1996
                                            -----------     -----------     -------------
        Machinery and equipment...........  $21,894,357     $23,084,365      $23,069,961
        Furniture, fixtures and office
          equipment.......................    1,329,663       1,328,364        2,059,773
        Leasehold improvements............    1,992,071       1,956,632        2,025,667
                                            -----------     -----------      -----------
                                             25,216,091      26,369,361       27,155,401
        Less accumulated depreciation and
          amortization....................   23,355,356      23,921,253       24,281,479
                                            -----------     -----------      -----------
                                            $ 1,860,735     $ 2,448,108      $ 2,873,922
                                            ===========     ===========      ===========

(4) ACCRUED EXPENSES

     Accrued expenses were as follows:

                                                                            SEPTEMBER 28,
                                                 1994           1995            1996
                                              ----------     ----------     -------------
        Accrued compensation................  $  486,512     $  614,248      $   695,274
        Accrued commissions.................     148,212        464,272          464,576
        Accrued interest on subordinated
          notes to affiliates...............          --         55,562               --
        Other...............................     595,701        558,067          305,132
                                              ----------     ----------       ----------
                                              $1,230,425     $1,692,149      $ 1,464,982
                                              ==========     ==========       ==========

                               SIPEX CORPORATION

                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

(5) LONG TERM DEBT

     The Company's long-term debt is summarized as follows:

                                                                                SEPTEMBER 28,
                                                        1994         1995           1996
                                                     ----------   -----------   -------------
    Revolving line of credit.......................  $6,400,019   $ 7,200,000    $        --
    Subordinated note payable to CEF...............   3,000,000     3,000,000             --
    Subordinated notes payable to affiliate........          --     1,509,710             --
    Capital lease obligations......................     277,825       416,533        269,218
    Other..........................................      18,422        13,558          9,220
                                                     ----------   -----------     ----------
                                                      9,696,266    12,139,801        278,438
    Less current portion...........................      83,761       209,437        200,521
                                                     ----------   -----------     ----------
                                                     $9,612,505   $11,930,364    $    77,917
                                                     ==========   ===========     ==========

     The Company has refinanced its revolving credit agreement with Generale Bank, which is affiliated with the Company by virtue of common ownership, effective February 29, 1996. This agreement provides for a $7,500,000 line of credit which expires on February 28, 1997 and is secured by the Company's inventories and accounts receivable. This line bears interest at the prime rate plus a commitment fee in the amount of 1/4% per annum of the unused amount. The line also prohibits the payment of cash dividends without the consent of Generale Bank.

     During 1993, the Company received advances of $1,800,000 in exchange for a 5.5% two year promissory note payable to Compagnie Europeenne de Financement S.A. (CEF), an affiliate of the Parent. During 1994, an additional advance from CEF of $1,200,000 was received in exchange for a 6.9% 18 month promissory note payable. On January 29, 1996, both notes were extended through February 28, 1997, when the amounts borrowed and the accrued interest, which accrues interest beginning January 29, 1996 at the London Interbank Offered Rate plus a margin of
 3/4%, are payable in full. Early repayment is allowed with mutual consent of both the lender and the Company without premium.

     During 1993, a $5,000,000 promissory note and $400,000 in accrued interest payable to American Tractebel Corporation (ATC), an affiliate, was forgiven. During 1995, ATC made a loan to the Company for up to $1,500,000 at an interest rate of 7%, of which $1,209,710 is outstanding at December 31, 1995. The loan matures on April 30, 2000 and is secured by certain equipment owned by the Company. Also during 1995, ATC loaned the Company $300,000, with interest at 7% maturing on January 1, 1997. The amounts borrowed under these two loan agreements, plus accrued interest, are payable in full upon maturity.

     In 1994 and 1995, the Company entered into long-term capital leases for equipment which extend through 2000, with imputed interest rates ranging from 9% to 19%.

     See note 12 regarding the use of proceeds from the Company's initial public offering to repay amounts outstanding under the Company's various credit facilities.

                               SIPEX CORPORATION

                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

     The following is a schedule of principal payments on notes payable and lease obligations:

                           YEAR ENDING DECEMBER 31:
        ---------------------------------------------------------------
             1996......................................................  $   209,437
             1997......................................................   10,674,800
             1998......................................................       38,761
             1999......................................................        7,093
             2000......................................................    1,209,710
                                                                         -----------
                                                                         $12,139,801
                                                                         ===========

(6) INCOME TAXES

     Total federal, state and foreign income tax expense (benefit) for the years ended December 31, 1993, 1994 and 1995, all of which is current, consists of the following:

                                                           1993         1994         1995
                                                          -------     --------     --------
    Federal.............................................  $    --     $     --     $     --
    State...............................................   11,594       12,000       (3,365)
    Foreign.............................................       --     (105,171)      30,652
                                                          --------    ----------   --------
                                                          $11,594..   $(93,171)    $ 27,287
                                                          ========    ==========   ========

     The actual tax expense (benefit) for 1993, 1994 and 1995 differs from the "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 34% to earnings before income taxes) as follows:

                                                      1993            1994           1995
                                                   -----------     -----------     ---------
    Computed "expected" tax benefit..............  $(1,261,039)    $(1,632,643)    $(603,633)
    State income tax, net of federal income tax
      benefit....................................        7,652           7,920        (2,221)
    Intangibles amortization.....................       70,238          70,238       269,213
    Increase in valuation allowance for loss
      carryforward...............................    1,187,639       1,433,755       345,890
    Other........................................        7,104          27,559        18,038
                                                   -----------     -----------     ---------
                                                   $    11,594     $   (93,171)    $  27,287
                                                   ===========     ===========     =========

                               SIPEX CORPORATION

                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1994 and 1995 are presented below.

                                                                 1994             1995
                                                             ------------     ------------
    Deferred tax assets:
      Net operating loss carryforwards.....................  $ 15,775,520     $ 16,214,804
      Tax credit carryforwards.............................       665,602          665,602
      Inventories, primarily non-deductible reserves.......       421,565          318,876
      Accounts receivable, primarily allowances............        80,252           40,232
      Accrued expenses, principally provisions not
         currently deductible..............................       137,547          192,605
      Fixed assets, due to differences in depreciation.....     1,692,895        1,512,702
                                                             ------------     ------------
              Total gross deferred tax assets..............    18,773,381       18,944,821
      Valuation allowance..................................   (18,626,780)     (18,944,821)
                                                             ------------     ------------
              Net deferred tax assets......................       146,601               --
      Deferred tax liabilities:
      Intangible assets, due to differences in
         amortization......................................      (146,601)              --
                                                             ------------     ------------
              Net deferred tax assets (liabilities)........  $         --     $         --
                                                             ============     ============


     At December 31, 1995, the Company had U.S. net operating loss carryforwards of approximately $42,000,000, which are available to offset future federal taxable income through December 31, 2010. As of December 31, 1995 these loss carryforwards could be utilized without limitation to offset future taxable income of the Company. In September 1996, a "change in ownership" of the Company occurred which will result in an annual limitation on the use of its net operating loss carryforwards pursuant to the "change in ownership" provisions of
Section 382 of the Internal Revenue Code. The Company currently anticipates that this limitation will not materially impact its utilization of its net operating loss carryforwards through the year ending December 31, 1997. The Company also has general business tax credit carryforwards for federal income tax purposes of approximately $666,000 which are available to reduce future federal income taxes through December 31, 2004.


     The valuation allowance against deferred tax assets as of December 31, 1993 and January 1, 1993 was $16,918,860 and $15,627,250, respectively.

(7) STOCKHOLDERS' EQUITY

     Effective upon the closing of its initial public offering of shares of Common Stock on April 8, 1996, the number of authorized shares of Common Stock was increased pursuant to an Amended and Restated Articles of Organization and the Board of Directors were authorized to issue up to 1,000,000 shares of preferred stock with terms to be established by the Board at the time of issuance. In addition, the Company stockholders approved a 1-for-4 reverse split of its issued and outstanding Common Stock. All shares and per share data presented in the accompanying consolidated financial statements have been restated to reflect the increased number of authorized and decreased number of outstanding shares of Common Stock.

     At December 31, 1993, the Company maintained three stock option plans for its employees. During 1994, the Board of Directors authorized the Company to cancel substantially all outstanding, unexercised, stock options granted between October 30, 1984 and October 21, 1988 under the 1981, 1986 and 1988 plans and issued replacement options under the 1994 Plan.

                               SIPEX CORPORATION

                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

     In April 1991, the Board of Directors approved the 1991 Non-Statutory Stock Option Plan (the 1991 Plan). Options to purchase 372,154 shares of common stock have been reserved for issuance under the 1991 Plan. Options granted under the plan vest ratably over five years from the date of grant and expire ten years from the date of grant. Options for 239,245 and 216,745 shares are outstanding at December 31, 1994 and 1995, respectively, under the 1991 Plan.

     In April 1993, the Board of Directors approved the 1993 Incentive Stock Option Plan (the 1993 Plan). Options to purchase 132,909 shares of common stock have been reserved for issuance under the 1993 Plan. The 1993 Plan allows for the granting of incentive stock options and nonqualified stock options. Options granted under the plan vest ratably over five years from the date of grant and expire ten years from the date of grant. Options for 111,250 and 105,750 shares are outstanding at December 31, 1994 and 1995, respectively, under the 1993 Plan.

     In October 1994, the Board of Directors approved the 1994 Stock Option and Incentive Plan (the 1994 Plan). Options to purchase 593,750 shares of common stock have been reserved for issuance under the 1994 Plan. The 1994 Plan allows for the granting of incentive stock options and nonqualified stock options which vest ratably over five years from the date of grant and expire ten years from the date of grant. Options for 437,850 and 485,960 shares are outstanding at December 31, 1994 and 1995, respectively, under the 1994 Plan.

                                                                 NUMBER OF       EXERCISE
                                                                  OPTIONS    PRICE PER OPTION
                                                                 ---------   ----------------
    Outstanding at December 31, 1992...........................   339,224      $ 0.40-11.00
    Granted....................................................    72,500      $ 0.40
    Canceled...................................................   (14,375)     $ 0.40-11.00
                                                                  -------
    Outstanding at December 31, 1993...........................   397,349      $ 0.40-11.00
    Granted....................................................   482,851      $ 0.40
    Canceled...................................................   (87,053)     $ 0.40-11.00
                                                                  -------
    Outstanding at December 31, 1994...........................   793,147      $ 0.40-11.00
    Exercised..................................................    (7,487)     $ 0.40
    Granted....................................................    79,675      $ 0.40
    Canceled...................................................   (52,630)     $ 0.40
                                                                  -------
    Outstanding at December 31, 1995...........................   812,705      $ 0.40-11.00
    Exercised..................................................   134,833      $ 0.40
    Granted....................................................   214,162      $ 9.50-17.50
    Canceled...................................................    25,025      $ 0.40-11.00
                                                                  -------
    Outstanding at September 28, 1996 (unaudited)..............   867,009      $ 0.40-17.50
                                                                  =======

     In January 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan (1996 Purchase Plan), the 1996 Incentive Stock Option Plan (1996 ISO Plan) and the 1996 Non-Employee Director Stock Option Plan (1996 Director Option Plan), all of which became effective upon the closing of the initial public offering. The 1996 Purchase Plan provides for the purchase of a maximum of 250,000 shares of Common Stock by participating employees. The 1996 ISO Plan provides for the grant of options to purchase a maximum of 600,000 shares of Common Stock to employees and the 1996 Director Option Plan provides for the grant of options to purchase a maximum of 150,000 shares of Common Stock to non-

                               SIPEX CORPORATION

                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

employee directors of the Company. 50,000 options were granted as of January 26, 1996 under the 1996 Director Option Plan at an exercise price equal to $9.50 per share.

     Options exercisable at December 31, 1995 and September 28,, 1996 were 288,481 and 233,831, respectively. The outstanding options expire at various dates through 2006.

(8) EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution retirement plan (401(k)) covering substantially all employees. The Company matches 50% of the contributions made by employees up to 6% of their annual compensation. The Company can also make a discretionary contribution to the plan. Employee contributions vest immediately, and employer contributions vest ratably over five years. Participants are entitled, upon termination or retirement, to their vested portion of the retirement fund assets which are held by a corporate trustee. During 1993, 1994 and 1995, Company contributions to the plan were $76,000, $108,000 and $171,000, respectively.

(9) COMMITMENTS AND CONTINGENCIES

     The Company leases facilities and certain equipment under operating leases expiring through 2000. The Company leases its corporate headquarters and manufacturing facility from ATC Billerica Corporation, an affiliate of Tractebel S.A., under an operating lease for $9,917 per month for the first year of the lease, which payments are subject to an annual escalation. The lease expires on January 31, 2001, subject to an option of the Company to extend for an additional five-year period. Rent expense was approximately $733,000, $639,900 and $450,300 for the years ended December 31, 1993, 1994 and 1995, respectively.

     The following is a schedule of future minimum lease commitments under operating leases with terms in excess of one year at December 31, 1995:

                                                                          OPERATING
                                 CALENDAR YEAR                              LEASES
        ----------------------------------------------------------------  ----------
        1996............................................................  $  531,000
        1997............................................................     271,000
        1998............................................................     209,000
        1999............................................................     209,000
        Thereafter......................................................     239,000
                                                                          ----------
                                                                          $1,459,000
                                                                          ==========

     The Company received a Notice of Potential Liability from the Environmental Protection Agency ("EPA") in June 1993 concerning a landfill identified as a Superfund Site. The Company has denied any liability and believes the ultimate outcome of this matter will not have a material impact on the consolidated financial statements.

                               SIPEX CORPORATION

                        DECEMBER 31, 1993, 1994 AND 1995
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
            SEPTEMBER 30, 1995 AND SEPTEMBER 28, 1996 IS UNAUDITED)

(10) EXPORT SALES AND MAJOR CUSTOMERS

     Revenues by geographic area are summarized as follows:

                                               1993            1994            1995
                                            -----------     -----------     -----------
        United States.....................  $20,849,308     $16,973,109     $19,368,341
        Europe............................    5,697,428       4,807,315       7,407,463
        Far East..........................      427,070         600,742       1,867,341
        Japan.............................      559,059         441,512       1,335,380
                                            -----------     -----------     -----------
                                            $27,532,865     $22,822,678     $29,978,525
                                            ===========     ===========     ===========

     The Company's customer base consists primarily of original equipment manufacturers and distributors in various industries. Sales to one customer during 1993 and 1994 were approximately $7,542,000 and $2,362,000, respectively. No single customer constituted more than 10% of sales in 1995.

(11) DEPENDENCE ON OUTSIDE FOUNDRIES

     The Company currently relies on three different third-party foundries for their supply of fully-processed semiconductor wafers. Although a number of such foundries exist, the interruption or termination of the Company's current manufacturing relationships could adversely affect the Company's business.

(12) INITIAL PUBLIC OFFERING

     On April 8, 1996, the Company closed the sale, through an initial public offering, of 2,160,715 shares of Common Stock. The proceeds to the Company from the offering were $19.1 million before deducting expenses of the offering of approximately $800,000. Of its total proceeds, $7.5 million was used to pay down the outstanding balance of the revolving line of credit and $4.8 million was used to pay off subordinated notes payable to affiliates. The Company subsequently terminated its revolving credit facility, and is evaluating replacement bank credit facilities.

                              [INSIDE BACK COVER]

           [Graphic depicting Sipex product line and different serial interface products supported by this product line.]

===============================================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

              TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    6
Use of Proceeds.....................   13
Price Range of Common Stock.........   13
Dividend Policy.....................   13
Capitalization......................   14
Dilution............................   15
Selected Consolidated Financial
  Data..............................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   18
Business............................   25
Management..........................   40
Certain Transactions................   47
Principal and Selling
  Shareholders......................   48
Description of Capital Stock........   49
Shares Eligible for Future Sale.....   52
Underwriting........................   53
Legal Matters.......................   54
Experts.............................   54
Change in Independent Accountants...   55
Additional Information..............   55
Index to Consolidated Financial
Statements..........................  F-1

===============================================================================

===============================================================================

                               3,000,000 SHARES

                                 [SIPEX LOGO]

                                 COMMON STOCK


                              ------------------
                                  PROSPECTUS
                              ------------------


                              ALEX. BROWN & SONS
                                 INCORPORATED

                                UBS SECURITIES

                         ADAMS, HARKNESS & HILL, INC.



                               October 31, 1996

===============================================================================